CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In millions of U.S. dollar (“US$”))

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Exhibit 99.2. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com/ar

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was US$ 1.183 million, the goodwill balance allocated to the oil and gas segment was US$ 35 million, and depreciation expense for the year ended December 31, 2024 was US$ 236 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. The estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved oil and gas reserves on oil and gas segment property, plant and equipment and allocated goodwill are a critical audit matter are the significant judgment by management, including the use of specialists, when developing the estimates of oil and gas reserves, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, related to future production profiles, development costs and prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of oil and gas reserves. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates, related to future production profiles, development costs and prices. The work of management’s engaged specialist was used in performing the procedures to evaluate the reasonableness of these estimates of proved oil and gas reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the Company’s engaged specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of proved oil and gas reserves also involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit. The procedures performed also included testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and gas segment.

 Impairment of Non-Financial Long-Lived Assets Related to the Rincón del Mangrullo and el Tordillo / la Tapera cash generating units within the Oil and Gas Segment

As described in Note 7 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated property, plant and equipment balance of the oil and gas segment was US$ 1.183 million. According to Notes 4.8, 6.1.1. and 11.1.1, as of December 31, 2024, management has identified impairment indicators in the Rincón del Mangrullo and el Tordillo / la Tapera cash generating units (CGUs). Management analyzes the recoverability of its non-financial long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management used value in use to determine the recoverable amount. The value in use is determined based on the present value of future net cash flows expected to be derived from the CGU, using discount rates that considers the business segment and the country conditions where the operations are performed. Management’s assessment of the existence of impairment indicators and cash flow projections included key judgments and assumptions relating to reference prices for products, production projections, costs evolution, and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets related to the Rincón del Mangrullo and el Tordillo / la Tapera CGUs within the oil and gas segment is a critical audit matter are the significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and key assumptions related to reference prices for products, production projections, costs evolution, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the key assumptions used by management related to reference prices for products, production projections, costs evolution, and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 5, 2025.

We have served as the Company’s auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CENCH	Hydrocarbons Unconventional Exploitations Concessions
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan R. China
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White power plant

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar power plant
EcuadorTLC/PB18	Ecuador TLC S.A. (currently Pampa Bloque 18)
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	National Regulator of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GU300	Large users with demand greater than 300 kW
HB	Pumped Hydroelectric Power Plant
HI	Hydropower plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
HR	Renewable Hydroelectric
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICC	International Chamber of Commerce
ICSID	International International Centre for Settlement of Investment Disputes
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Public Registry of Organizations
INDEC	National Institute of Statistics and Censuses
KBBL/day	Thousands of barrels per day
LGS	Argentine Business Organizations Law

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MBTU	Million of BTU
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MVAr	Reactive kilovolt-ampere
MW	Megawatt
MWh	Megawatt - hour
NTC	National Tax Court
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.A.
PEN	National Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
Refinor	Refinería del Norte S.A.

3

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
RIGI	Incentive Regime for Large Investments
RTT	Transitional Tariff Regime
SACDE	Argentine Society of Construction and Strategic Development
SADI	Argentine Interconnection System
SCEyM	Energy and Mining Coordination Secretary
SE	Secretary of Energy
SEC	Security and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022

Revenue	8	1,876	1,732	1,829
Cost of sales	9	(1,279)	(1,107)	(1,139)
Gross profit		597	625	690

Selling expenses	10.1	(74)	(66)	(65)
Administrative expenses	10.2	(239)	(185)	(142)
Exploration expenses	10.3	(21)	(7)	-
Other operating income	10.4	175	177	131
Other operating expenses	10.4	(88)	(88)	(46)
Impairment of property, plant and equipment, intangible assets and inventories		(34)	(39)	(38)
Impairment of financial assets		(56)	-	(4)
Share of profit/loss from associates and joint ventures	5.3.2	146	(2)	105
Profit from sale/acquisition of companies´ interest		34	9	-
Operating income		440	424	631

Financial income	10.5	32	5	5
Financial costs	10.5	(185)	(364)	(221)
Other financial results	10.5	211	558	166
Financial results, net		58	199	(50)
Profit before income tax		498	623	581
Income tax	10.6	121	(318)	(124)
Profit of the year		619	305	457

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		-	(5)	(9)
Income tax		-	2	3
Exchange differences on translation		123	(78)	21
Items that may be reclassified to profit or loss
Exchange differences on translation		138	(97)	39
Other comprehensive income (loss) of the year		261	(178)	54
Total comprehensive income of the year		880	127	511

5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022
Total profit of the year attributable to:

Owners of the company		619	302	456
Non-controlling interest		-	3	1
		619	305	457

Total comprehensive income of the year attributable to:

Owners of the Company		880	124	510
Non-controlling interest		-	3	1
		880	127	511

Earnings per share attributable to equity holders of the Company
Total basic and diluted earning per share	13.2	0.46	0.22	0.33

The accompanying notes are an integral part of these Consolidated Financial Statements.

6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,607	2,544
Intangible assets	11.2	95	96
Right-of-use assets	19.1.1	11	21
Deferred tax asset	11.3	157	-
Investments in associates and joint ventures	5.3.2	993	672
Financial assets at fair value through profit and loss	12.2	27	35
Trade and other receivables	12.3	75	18
Total non-current assets		3,965	3,386

CURRENT ASSETS
Inventories	11.4	223	205
Financial assets at amortized cost	12.1	80	105
Financial assets at fair value through profit and loss	12.2	850	559
Derivative financial instruments		1	-
Trade and other receivables	12.3	488	296
Cash and cash equivalents	12.4	738	171
Total current assets		2,380	1,336
Total assets		6,345	4,722

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(7)	(7)
Legal reserve		44	45
Voluntary reserve		1,657	1,433
Other reserves		(13)	(15)
Other comprehensive income (loss)		119	(19)
Retained earnings		742	223
Equity attributable to owners of the company		3,286	2,404
Non-controlling interest		9	9
Total equity		3,295	2,413

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	137	150
Income tax and minimum notional income tax provision	11.6	75	55
Deferred tax liability	11.3	49	297
Defined benefit plans	11.8	30	16
Borrowings	12.5	1,373	1,224
Trade and other payables	12.6	84	46
Total non-current liabilities		1,748	1,788

CURRENT LIABILITIES
Provisions	11.5	10	6
Income tax liability	11.6	257	17
Tax liabilities	11.7	30	14
Defined benefit plans	11.8	7	3
Salaries and social security payable	11.9	39	19
Borrowings	12.5	706	224
Trade and other payables	12.6	253	238
Total current liabilities		1,302	521
Total liabilities		3,050	2,309
Total liabilities and equity		6,345	4,722

The accompanying notes are an integral part of these Consolidated Financial Statements.

8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2021	36	191	516	1	(7)	61	659	(15)	48	295	1,785	6	1,791
Voluntary reserve constitution	-	-	-	-	-	(16)	311	-	-	(295)	-	-	-
Capital reduction	-	-	-	-	2	-	(2)	-	-	-	-	-	-
Treasury shares acquisition	-	-	-	-	(18)	-	-	-	-	-	(18)	-	(18)
Profit of the year	-	-	-	-	-	-	-	-	-	456	456	1	457
Other comprehensive income of the year	-	-	-	-	-	-	-	-	33	21	54	-	54
Balance as of December 31, 2022	36	191	516	1	(23)	45	968	(15)	81	477	2,277	7	2,284

Voluntary reserve constitution	-	-	-	-	-	-	478	-	-	(478)	-	-	-
Capital reduction	-	-	-	-	16	-	(13)	-	-	-	3	-	3
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit of the year	-	-	-	-	-	-	-	-	-	302	302	3	305
Other comprehensive loss of the year	-	-	-	-	-	-	-	-	(100)	(78)	(178)	-	(178)
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413

9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive (loss) income	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413
Voluntary reserve constitution	-	-	-	-	-	(1)	224	-	-	(223)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	2	-	-	2	-	2
Profit of the year	-	-	-	-	-	-	-	-	-	619	619	-	619
Other comprehensive income of the year	-	-	-	-	-	-	-	-	138	123	261	-	261
Balance as of December 31, 2024	36	191	516	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295

The accompanying notes are an integral part of these Consolidated Financial Statements.

10

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

	Note	12.31.2024	12.31.2023	12.31.2022
Cash flows from operating activities:
Profit of the year		619	305	457
Adjustments to reconcile net profit to cash flows from operating activities	14.1	152	406	302
Changes in operating assets and liabilities	14.2	(336)	(136)	(140)
Net cash generated by operating activities		435	575	619
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(447)	(758)	(416)
Payment for intangible assets acquisitions		-	-	(31)
(Payment for purchases) Collection for sales of public securities and shares acquisitions, net		(5)	130	(102)
(Suscription) Recovery of mutual funds, net		(10)	96	(1)
Payment for companies´acquisitions		(48)	(1)	(111)
Collection for equity interests in companies sales		39	72	44
Collection for joint ventures´ share repurchase		37	-	-
Collections for property, plant and equipment sales		-	1	-
Collections for intangible assets sales		-	20	21
Dividends collection		9	-	10
Collection for equity interests in areas sales		9	-	-
Cash addition for purchase of subsidiary		71	-	-
Collection (Payment) of loans		1	(6)	11
Net cash used in investing activities		(344)	(446)	(575)

Cash flows from financing activities:
Proceeds from borrowings	12.5	1,174	424	308
Payment of borrowings	12.5	(236)	(191)	(143)
Payment of borrowings interests	12.5	(145)	(280)	(162)
Payment for treasury shares acquisition		-	-	(18)
Repurchase and redemption of corporate bonds	12.5	(313)	(6)	(28)
Payments of leases		(4)	(3)	(3)
Dividends payment		-	(1)	-
Net cash generated by (used in) financing activities		476	(57)	(46)

Increase (Decrease) in cash and cash equivalents		567	72	(2)

Cash and cash equivalents at the beginning of the year	12.4	171	106	110
Exchange difference generated by cash and cash equivalents		-	(7)	(2)
Increase (Decrease) in cash and cash equivalents		567	72	(2)
Cash and cash equivalents at the end of the year	12.4	738	171	106

The accompanying notes are an integral part of these Consolidated Financial Statements.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level of 12.5 million m3/day of natural gas and 4.8 thousand boe/day of oil (including the production from the Gobernador Ayala area until its cession in October 2024) and maintaining 11 productive areas and 2 exploratory areas in Argentina as of December 31, 2024. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of December 31, 2024, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 93% and 100%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,396 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

The Argentine economy recorded a 2.1% and 1.7% accumulated decrease in the Gross Domestic Product as of the third quarter of 2024 and 2023, respectively, a 117.8% and 211.4% cumulative inflation considering the CPI and a 27.7% and 356.3% depreciation of the peso against the U.S. dollar, according to the BNA exchange rate, for fiscal years 2024 and 2023, respectively.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements. Although in 2024 the current Government promoted regulations aimed at economic deregulation and state reform, it is not currently possible to foresee the associated regulations’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1 Oil and gas

2.1.1 Argentine Hydrocarbons Law

Law No. 27,007, enacted in 2014, amended Hydrocarbons Law No. 17,319, enacted in 1967, establishing the general principles for the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects are as follows:

-	It empowers the Federal Government or the Provinces to grant exploration permits and concessions to the private sector.
-	It establishes the terms for exploration permits: (i) conventional: term of 2 periods of up to 3 years each, plus 1 optional extension for up to 5 years; (ii) unconventional: term of 2 periods of 4 years each, plus 1 optional extension for up to 5 years; and (iii) on the continental shelf and in the territorial sea: term of 2 periods of 3 years each with the possibility of increasing by 1 year each.
-	It sets the terms for exploitation concessions, renewable for 10-year terms: (i) conventional: 25 years; (ii) unconventional: 35 years; and (iii) on the continental shelf and in the territorial sea: 30 years.
-	It establishes that transportation concessions will be granted for the same term as the originating exploitation concession.
-	It fixes exploration and exploitation fee values for each km2 or fraction to be paid annually and in advance, and empowers the enforcement authority to set the payment of extension and exploitation bonds.
-	It sets royalties of 12% (increasing up to a total maximum of 18% in the case of extensions) payable monthly to the grantor on the production of liquid hydrocarbons extracted at the wellhead and on natural gas production.

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

-	It restricts the Federal Government and the Provinces from reserving new blocks in favor of public or mixed companies or entities, irrespective of their legal form, in the future.

Subsequently, Law No. 27,742, enacted in 2024, introduces additional amendments to Hydrocarbons Law No. 17,319 aiming to maximize income from the exploitation of resources, especially the following: (i) setting of commercialization prices in the domestic market without the PEN’s intervention; (ii) free international trade of hydrocarbons, in the absence of an objection by the SE; (iii) elimination of extensions to exploitation concessions; (iv) incorporation of authorizations to be granted by the PEN or the Provinces for hydrocarbon processing, conditioning or separation and natural gas liquefaction, not necessarily linked to an exploitation concession; (v) incorporation of standard tender specifications for new awards with a base value of 15% of royalties; (vi) setting of new royalty values payable in each stage regarding the average oil barrel price, annually adjustable based on the Brent price; and (vii) incorporation of authorizations to be granted by the PEN for underground storage of natural gas in natural reservoirs of depleted hydrocarbons.

2.1.1.1 CENCH in the Province of Neuquén

The Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for granting CENCH in this province, instrumented through Resolutions No. 53/20 and No. 142/21, and later ratified by Provincial Executive Order No. 2,183/21.

These resolutions provide: (i) the development project’s parameters to apply for a CENCH, including a pilot plan of up to 5 years to demonstrate its technical and economic feasibility; (ii) the incorporation of the payment of a block extension bond for the surface exceeding that covered by the approved pilot plan; and (iii) the annual presentation of continuous development plans and investment commitments.

2.1.2 Gas Market

2.1.2.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

Executive Order No. 892/20 approved the Argentine Natural Gas Production Promotion Program (“GasAr Plan”) to promote the development of the Argentine gas industry based on a call for tenders mechanism.

SE Resolution No. 317/20 launched the national public call for tenders under GasAr Plan 2020-2024 for the award of a 70 million m3 volume of natural gas per calendar year through the execution of specific contracts between gas producers, distributors and CAMMESA. Furthermore, the Federal Government bears the monthly payment of the difference between the price tendered and that resulting from the tariff schemes through a price complement to be paid directly to producers.

Pursuant to SE Resolution No. 391/20, natural gas volumes were awarded under the GasAr Plan - Round 1 call for tenders, where the Company obtained a base volume of 4.9 million m3/day at an average annual price of US$ 3.60 MBTU for a term of 4 years as from January 1, 2021.

Additionally, the Company was one of the three producers that offered an additional volume during the winter period, with the award of 1 million m3/day for US$ 4.68 MBTU, an essential volume to meet the Argentine demand’s high seasonality.

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Under SE Resolution No. 169/21, natural gas volumes offered under the GasAr Plan - Round 2 call for tenders where awarded, and the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, as well as 0.86 million m3/day to meet the winter peak for years 2022 through 2024, for US$ 4.68 MBTU.

SE Resolution No. 984/21 called for GasAr Plan - Round 3 for 2022 through 2024 inclusive, with injection starting in May 2022. The volumes were awarded by SE Resolution No. 1,091/21, and the Company was awarded 2 million m3/day for US$ 3.347 MBTU.

Subsequently, Executive Order No. 730/22 established the 2023–2028 Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Internal Self-Sufficiency, Exports, Import Substitution, and Expansion of Transportation System for All Hydrocarbon Basins in the Country (the “Reinsurance Plan”) and modified the GasAr Plan scheme approved by Executive Order No. 892/20.

The Reinsurance Plan establishes a new term for the regime until December 31, 2028, with the following main objectives: (i) consolidating a 70 MMm3/d flat block (volumes awarded under GasAr Plan’s Round 1 and 3), excluding winter peaks; and (ii) developing the demand for incremental volumes that may be evacuated with the new transportation capacity following the construction of the Francisco Pascasio Moreno Gas Pipeline (SE Resolution No. 326/24), previously called Néstor Kirchner Gas Pipeline (TransportAr Program, SE Resolution No. 67/22).

SE Resolution No. 770/22, called for Tender Rounds 4 and 5 for the Neuquina Basin, and del Golfo and Austral Basins, respectively.

Under SE Resolution No. 860/22, the Company was awarded with: (i) Round 4.1: the extension of the commitments under GasAr Plan - Rounds 1 and 3 until December 2028, maintaining the original prices of US$ 3.6 MBTU and US$ 3.347 MBTU, respectively; and (ii) Round 4.2: 4.8 million m3/day of the demand associated with flat gas for US$ 3.485 MBTU from July 1, 2023 until December 31, 2028.

In December 2024, Pampa entered into agreements to extend the commitments under the contracts awarded in Rounds 1 and 3 of the Reinsurance Plan undertaken with CAMMESA and ENARSA, respectively.

The awards granted to the Company and the executed contracts represented a production commitment of 15.7 million m3/day for the winter periods and 13.8 million m3/day for the summer periods 2023-2024, implying, compared to 2022, a 44% growth in winter production, the period with the largest gas supply needs in the country. As from 2025, the commitment under the Reinsurance Plan remains at 13.8 million m3/day.

Finally, gas volumes under GasAr Plan - Round 5.2 were awarded pursuant to SE Resolution No. 799/23. The Company, jointly with all partners of the Aguaragüe Joint Venture, was awarded 400,000 m3/d of incremental volume to be sold to ENARSA for US$ 9.8 MBTU between October 2023 and December 2026 and US$ 6 MBTU between January 2027 and December 2028. The Company holds a 15% stake in this Joint Venture.

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2.2 Accession to GasAr Plan’s payment cancellation scheme

On June 19, 2024, the Company opted into the payment cancellation scheme established in Note NO-2024-54277417- APN-SE#MEC for the cancellation of compensations under the GasAr Plan. Consequently, it accepted (i) the provisional payment for the periods due February and March 2024, in cash, and (ii) the provisional payment for the periods due up to and including January 2024, and the adjusted payment for the periods due up to and including November 2023, through the delivery of government securities (BONO USD 2038 L.A.). The Company received cash for $ 2,884 million (US$ 3.1 million) and Bonds for $ 4,534 million FV (US$ 4.8 million) and recorded a $ 1,763 million (US$ 1.9 million) impairment in the related receivables considering the quoted market value of the instruments maturing in 2038 received under the described cancellation methodology.

2.1.2.3 Natural gas for the residential segment and CNG

SE Resolutions No. 41/24, No. 93/24, No. 191/24, No. 232/24 and No. 284/24, SCEyM Resolution No. 18/24 and SE Resolutions No. 386/24 and No. 602/24 established the PIST price to be passed on to end users pursuant to the agreements entered into under the GasAr Plan for gas consumptions made as from the months of April, June and August through December 2024, respectively, and on the effective date of the tariff schemes published by ENARGAS.

It is worth highlighting that the PIST value updates increase the amount collectable by the Company directly from distributors, decreasing the price compensation payable by the Federal Government under the GasAr Plan.

2.1.2.4 Acquisition of Natural Gas for Generation

The power plant’s fuel supply is centralized in CAMMESA (except for generators with contracts under Energy Plus and under SE Resolution No. 287/17). Likewise, most gas supplies to CAMMESA are made under the GasAr Plan.

Complementarily, CAMMESA launched biweekly calls to GasAr Plan’s awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in GasAr Plan’s first round.

During 2024, an average of 286 million m3/day at US$ 3.4 MBTU (168 million m3/day corresponding to the Neuquina Basin) were awarded in tenders for GasAr Plan’s awardees, and 87 million m3/day at US$ 2.4 MBTU (37 million m3/day of which correspond to the Neuquina Basin) under complementary calls.

2.1.2.5 Natural Gas and Liquefied Natural Gas Exports

(i) Natural Gas

Current regulations establish a procedure to authorize natural gas exports delimiting four export zones: the Neuquina Basin and the Austral Basin, with summer quotas, and the Noroeste Basin and other zones, with no quota definition.

The distribution of firm summer quotas among producers is made considering (i) the share of the producer’s volume in the basin’s total volume, and (ii) the highest discount in the weighted-average price discount per volume against the basin’s incremental volume.

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

For the summer periods (January - April and October - December), an export quota of 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin was assigned, with a minimum price equal to the simple average of the Brent crude quotations for the first fifteen days of the month prior to delivery, multiplied by 7% and 5.5% for the 2024 and 2025 summer periods, respectively. The Company was assigned a volume of 606,529 m3/d and 977,963 m3/d for the 2024 and 2025 summer periods, respectively.

In addition, the SE established the export quotas for the winter period (May - September) for a total of 5.9 m3/d and 7 million m3/d for the 2024 and 2025 winter periods, respectively. In line with its participation in the GasAr Plan, the Company was assigned a volume of 610,989 m3/d and 694,236 m3/d for the 2024 and 2025 winter periods, respectively.

It is worth highlighting that, as of the date of issuance of these Consolidated Financial Statements, there is an 8% tax on natural gas exports.

(ii) Liquefied Natural Gas (LNG)

Law No. 27,742 (amending Law No. 24,076), establishes a special LNG export regime for entities producing, processing, refining, commercializing, storing and/or fractionating hydrocarbons and/or their derivatives, subject to non-objection by the SE within 120 business days.

The granted LNG export authorizations will be final regarding the LNG volumes authorized for a term of up to 30 years from the commissioning of the liquefaction plant (on land or floating) or its expansions.

2.1.3 Oil market

2.1.3.1 Crude oil price

As of December 31, 2024, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies have historically validated prices below the export parity. As with natural gas exports, there is an 8% export duty on crude oil.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2 Generation

2.2.1 Generation units

Generation units are remunerated under: i) sales contracts with large users within the MAT (SE Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (SE Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the spot market pursuant to WEM’s regulations (SE Resolution No. 387/24 in force in force at the end of the year and complementary resolutions). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation as of 12.31.2024:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)
CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV13	TV	>100 MW	Resolution No. 387/24
Piquirenda	PIQIDI 01-10	MCI	30 MW	Resolution No. 387/24
CPB	BBLATV29	TV	>100 MW	Resolution No. 387/24
CPB	BBLATV30	TV	>100 MW	Resolution No. 387/24
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 59/23
CTLL	LDLATG04	TG	105 MW	Res. No. 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	MCI	15 MW	Resolution No. 387/24
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 59/23
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. No. 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	>50 MW	Resolution No. 59/23
CTB	EBARTV01	TV	279 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 387/24
HIDISA	EL TIGRE	HR	Renewable ≤ 50	Resolution No. 387/24
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 387/24
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 387/24
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 387/24
PEPE II	PAMEEO	Wind	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	53 MW	MATER Res. No. 281/17
PEPE IV	PEP3EO - PE32EO	Wind	81 MW	MATER Res. No. 281/17
PE Arauco (PEPE V)	AR21EO	Wind	99.75 MW	Renovar
PEPE VI	PEP6EO	Wind	139.5 MW	MATER Res. No. 281/17

(1)	Surplus power capacity and energy are remunerated in the spot market.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2 Sales contracts with large users within the MAT

2.2.2.1 Energy Plus

SE Resolution No. 1,281/06 set a specific regime for new generation installed by certain agents, authorizing the execution of Energy Plus contracts in the MAT at a price to be negotiated with the GU300 above the base demand (electricity consumption for the year 2005).

Under this regime, the Company —through its power plants CTG, EcoEnergía and CTGEBA, sells its energy and power capacity for a maximum amount of 283 MW with Energy Plus contracts mostly denominated in U.S. dollars, or adjusted by CAMMESA’s price variation instead.

In addition, the Company has power availability agreements in force with other Energy Plus generators whereby, in case of unavailability, it purchases or sells power to support the respective agreements.

It is worth highlighting that SE Resolution No. 21/25 introduces modifications limiting the validity of the Energy Plus regime (see Note 23).

2.2.2.2 Renewable Energy Term Market (“MATER” Regime)

SE Resolution No. 281/17 regulated the regime for large users and WEM distribution agents’ large demands (comprised within Section 9 of Law No. 27,191) to meet the obligation to supply their demand from renewable sources through individual purchases within the MATER, upon conditions to be agreed between the parties.

Under this provision, the Company, through its PEPE II, III and IV wind farms, sells energy for up to 187 MW, and in 2024 it added power capacity for 140 MW through PEPE VI (with 31 wind turbines commissioned between July and November 2024); furthermore, sales started for third-party generators’ renewable energy for an approximate volume of 1.14 MW. Surplus energy is sold in the spot market.

2.2.3 Supply Agreements with CAMMESA

2.2.3.1 SE Resolution No. 220/07

SE Resolution No. 220/07, authorized CAMMESA to enter into long-term agreements with WEM generating agents for the energy produced with new equipment and prices that remunerate the investments made by the agent at a rate of return to be accepted by the SE.

Within the framework of this resolution, the Company has units remunerated under agreements for 79 MW and 280 MW, through CTLL thermal power plant and CTEB´s closed cycle, owned by CTB, respectively.

2.2.3.2 SE Resolution No. 21/16

SE Resolution No. 21/16 called for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods.

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if appropriate), less penalties and fuel surpluses.

Pursuant to this resolution, the Company, through its CTLL, CTIW and CTPP power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW. Surplus power capacity is sold in the spot market.

2.2.3.3 SE Resolution No. 287/17

SE Resolution No. 287/17 launched the call for tenders for low specific consumption, cogeneration and CC closing projects on existing equipment, provided the new capacity does not increase electricity transmission needs or includes the necessary expansions at the tenderer’s cost.

Pursuant to this regulation, the Company, through its CTGEBA thermal power plant, has entered into a wholesale power purchase agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW, for a term of 15 years.

2.2.3.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (Renovar Programs). For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Under the Renovar programs, the Company, has a supply contract in place with CAMMESA for a total of 100 MW for the PE Arauco.

2.2.4 Remuneration at the spot market

Spot generation is remunerated with tariffs in pesos that are updated through the issuance of different resolutions. For fiscal year 2024, SE Resolutions No. 9/24, No. 99/24, No. 193/24, No. 233/24 and No. 285/24, SCEyM Resolution No. 20/24 and SE Resolution No. 387/24 provided for 73.9%, 25%, 3%, 5%, 2.7%, 6% and 5% increases as from the February, June and August through December 2024 economic transactions, respectively.

Subsequently, SE Resolutions No. 603/24 and No. 27/25 provided for 4% increases as from the January and February 2025 economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 12,469/MWh as from February 2025.

The applicable remuneration based on technology as of December 31, 2024 under SE Resolution No. 387/24 is detailed below.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.4.1 Remuneration for Available Power Capacity

2.2.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT or supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	($ / MW-month)
Large CC Capacity > 150 MW	1,659,023
Large TV Capacity > 100 MW	2,366,144
Small TV Capacity ≤ 100 MW	2,828,486
Large GT Capacity > 50 MW	1,930,992

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	($ / MW-month)
Summer – Winter	5,933,881
Fall - Spring	4,450,412

2.2.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. In the case of pumping hydroelectric power plants, the operation as turbine and pump is considered to calculate availability.

The base remuneration includes the following scales and prices:

Technology / Scale	($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	2,175,761
Small HI Capacity > 50 ≤ 120 MW	2,991,666
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,175,761
Renewable HI Capacity ≤ 50 MW	4,895,454

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of such programmed maintenance works, a factor of 1.05 is applied over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

2.2.4.2 Remuneration for generated and operated energy

The following remunerations were established:

Remuneration	Thermal Power Plants ($ / MWh)	Pumped Hydropower Plants ($ / MWh)	Non-conventional Source ($ / MWh)
Generated energy	Between 3,960 and 6,929	3,462	27,691
Operated energy	1,378	1,378	-

In the case of thermal generators, the remuneration for generated energy depends on the type of fuel. Furthermore, it is worth highlighting that if the dispatched unit operates outside its optimal dispatch, the remuneration for generated energy is recognized at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

The remuneration for operated energy corresponds with the grid’s optimal dispatch; however, the current resolution does not indicate the consequence if this is not the case. Likewise, in the case of pumped hydropower plants, both the generated energy and that used for pumping are considered. Additionally, if it operates as a synchronous condenser, $986/MVAr is recognized in addition to the price for the energy operated.

Energy generated from non-conventional energy sources (including wind energy) has a remuneration equivalent to the integration of the hours of the month at a price of $ 29,951/MWh. This remuneration is reduced to 50% in the case of energy generated prior to the commercial commissioning by the Agency in Charge of Dispatch.

2.2.4.3 Additional remuneration

As from November 2022, a differentiated remuneration scheme was established for energy generated during peak hours, applicable to thermal and hydroelectric generators, with a value equivalent to twice the value of the current price of energy generated during peak hours (6:00 p.m. to 11:00 p.m.) every day of the months of December, January, February, June, July and August, and one time such value for the same hours of the months of March, April, May, September, October and November.

2.2.4.4 Remuneration for CC

SE Resolution No. 59/23 established a regime allowing for the execution of availability and efficiency improvement agreements with CAMMESA for the adhered CC owners.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The agreements imply an availability commitment of 85% of the net power for a maximum term of 5 years, a US$ 2,000/MW-month remuneration for the power capacity made available, and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh in the case of natural gas and US$ 6.1/MWh in the case of fuel oil and gas oil). Additionally, for generators with availability commitments in the spot market, it implies a 35% and 15% reduction in the remuneration to be received for the guaranteed power capacity for the summer-winter and autumn-spring periods, respectively.

The Company executed agreements with CAMMESA for its CTLL and GTGEBA power plants’ CC. Additionally, CTB executed an agreement with CAMMESA for its open cycle’s GT units. The mentioned agreements are effective from March 1, 2023 to February 29, 2028.

2.2.4.5 Additional, complementary and exceptional remuneration for thermal generation

Regarding power generation, SE Resolution No. 294/24 incorporated a scheme recognizing an additional, complementary and exceptional remuneration to promote thermal generation plants’ availability in critical months and hours, effective from December 2024 to March 2026. This additional remuneration may be extended by the SE’s Under-secretariat of Electric Power for an additional 12-month period subject to the presentation of a maintenance program for each generation unit.

The remuneration scheme implies (i) a US$ 2,000/MW-month remuneration for power capacity, adjusted by a criticality factor that considers the node where the generation unit is located, and by the unit’s actual availability in the most critical hours, and a 50% of such remuneration for the power capacity exceeding the committed one; and (ii) a remuneration for the energy generated in the most critical days and hours, also adjusted by the criticality factor, ranging from US$ 3.4/MWh to US$ 10.5/MWh depending on the fuel and the generation technology used.

On its part, CAMMESA must implement an exceptional dispatch procedure allowing for the strategic use of the power generation units to reduce the risks of supply restrictions during peak consumption periods, including the possibility of reserving the dispatch of the remaining operating hours of units nearing the end of their useful life to leverage their use during the SADI’s peak demand times.

Under this regulation, the Company adhered to the call and formalized availability agreements for the energy of its thermal power plants CPB, CTG, Piquirenda, CTLL, CTGEBA and Ecoenergía not committed under other regimes.

2.2.4.6 Suspension of contracts within the MAT

As of December 31, 2024, the suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) remained in effect.

Subsequently, SE Resolution No. 21/25 introduced regulatory amendments (see Note 23).

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.5 Fuel supply for thermal power plants

Pursuant to Ministry of Productive Development’s Resolution No. 12/19, the supply of fuels for power generation is centralized in CAMMESA (except for generators under the Energy Plus scheme or with contracts under SE Resolution No. 287/17).

Likewise, as a result of GasAr Plan’s implementation (see Note 2.1.2.1), SE Resolution No. 354/20 established a new dispatch order for generation units based on the fuel supplied for their operation according to a centralized dispatch scheme, and established that the electricity demand should bear, among others, the regulated transportation costs, the cost of natural gas and the corresponding take-or-pay obligations.

On its part, generating agents that maintained the possibility of contracting their fuel supply (i.e., agents under the Energy Plus program or with contracts under SE Resolution No. 287/17) could opt into CAMMESA’s unified dispatch through the operational assignment of the contracted gas and firm transportation volumes and the waiver to file claims regarding the application of SE Resolution No. 354/20, which impacts on the assigned priority order.

In the specific case of generators with wholesale power purchase agreements under SE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm transportation and gas volumes committed to supplying Genelba Plus’ CC and Energy Plus contracts, setting certain guidelines for calculating fuel costs to support its Energy Plus contracts. In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the wholesale power purchase agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

It is worth highlighting that SE Resolution No. 21/25 abrogates the above-mentioned dispatch scheme (see Note 23).

2.2.6 Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.); whereas the February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without recognizing interest. The Company received Bonds for $ 73,776 million FV (US$ 82.6 million) and $ 51,473 million in cash (US$ 57.8 million), and recorded a $ 46,485 million (US$ 53.5 million) impairment in CAMMESA’s receivables considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

PEN Executive Order No. 55/23 dated December 16, 2023 declared the emergency of the national energy sector until December 31, 2024, date which was postponed until July 9, 2025 under PEN Executive Order No. 1,023/24 dated November 19, 2024. Among other issues, it: (i) launches the Five-Year Tariff Review (“FTR”) process, (ii) establishes ENARGAS’ intervention as from January 1, 2024, and (iii) instructs the SE to issue the necessary rules and procedures to pass market prices for the natural gas transmission utility. PEN Executive Order No. 1,023/24 provides that tariff schemes resulting from the tariff review launched under PEN Executive Order 55/23 must not exceed July 9, 2025.

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which established a transitional 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the FTR process’ completion, tariffs would be adjusted monthly by a transitional update index.

However, on May 9, June 5 and July 1, 2024, ENARGAS informed the licensees of the natural gas transportation and distribution utility of the postponement of the above-mentioned monthly tariff adjustment for the months of May, June and July 2024, maintaining tariff schemes in force as from April 3, 2024. Furthermore, ENARGAS communicated the replacement of the tariff update index based on the expected inflation to be estimated by the Ministry of Economy.

Subsequently, effective as from August 1, September 2, October 1, November 4, December 4, 2024, January 1 and February 1, 2025, ENARGAS published new transitional tariff charts with 4%, 1%, 2.7%, 3.5%, 3%, 2.5% and 1.5% increases, respectively, over the current tariffs.

It is worth highlighting that the operation of gas pipelines by TGS requires a high level of investments related to the service’s quality, safety and reliability. This is why it is important to determine the tariff for the public natural gas transportation service on the basis of an economic, prudent and efficient operation, allowing for deriving sufficient income to provide a sustainable, safe and reliable service.

Within the framework of the FTR process, on February 6, 2025 a public hearing was held to consider, among other issues, the FTR and the periodic update methodology for gas transportation and distribution tariffs. TGS presented, among others, its costs and investment plan for the five-year period 2025-2030, the capital base, a proposed WACC of 9.98% real after taxes, requested a tariff increase of 22.7% with respect to the rates in force as of January 2025, and presented alternative tariff adjustment methodologies (IPIM or formula). On the other side, the ENARGAS proposed the application of a 7.18% real after taxes WACC and a periodic tariff adjustment (50% CPI and 50% IPIM).

As of the date of issuance of these Consolidated Financial Statements, the resolution providing for the FTR’s conclusion, granting the corresponding tariff update and providing the framework for the development of the natural gas transportation activity over the 2025-2030 five-year period has not been issued.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2 License extension request

On September 8, 2023, TGS submitted a request to ENARGAS to initiate a license term extension proceeding, for the provision of the gas transportation service contemplating all the scopes of the license approved by Executive Order No. 2,458/92, as of the expiration that will operate on December 28, 2027.

On June 13, 2024, ENARGAS issued a technical and legal report indicating that TGS has amply complied with its obligations under the License. This report allows the ENARGAS comptroller, after the non-binding public hearing held on October 21, 2024, to issue its recommendation report to be submitted to the PEN, which in turn could issue the executive order granting the License’s 20-year extension within 120 working days.

As of the date of issuance of these Consolidated Financial Statements, the PEN executive order granting the extension is pending issuance, which is expected to be issued during the first half of 2025, after giving intervention to the different public bodies.

2.3.3 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.3.1 Domestic market

The production and commercialization of liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

LPG domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply. In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually.

Decree No. 470/15, regulated by SE Resolution No. 49/15, created the “Household Plan” and sets a maximum reference price for the members of the commercialization chain in order to guarantee the supply to low-income residential users, by committing the LPG producers to supply at a fixed price with a quota assigned to each producer.

TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

As from January 24, 2025, SE Resolution No. 15/25 eliminates the maximum sales price set for the products provided under the Household Plan (being the export parity price published by the SE under Law No. 26,020 the limit sale price). Moreover, although this resolution maintains LPG producers’ obligation to supply the domestic market, it eliminates the previously effective product supply contributions.

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producers by which it undertakes to supply propane to induced propane gas distributors and sub- distributors through at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE.

As of December 31, 2024, the Argentine Government owes TGS $ 10,881 million under these items.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.3.2 Foreign market

The rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, is 8%.

During 2024, TGS participated in the Export Increase Program (see Note 2.6.4).

2.4 Transmission

2.4.1 Transener and Transba tariff situation

PEN Executive Order No. 55/23, dated December 16, 2023, declared the emergency in the national energy sector until December 31, 2024, date extended until July 9, 2025 by PEN Decree No. 1,023/24 of November 19, 2024. Among other issues, it is established (i) the launching of the tariff review process in accordance Article 43 of Law No. 24,065 for public electricity distribution and transmission companies under federal jurisdiction and (ii) that the entry into force of the resulting tariff schedules could not exceed July 9, 2025.

Through ENRE Resolutions No. 104/24 and No.105/24, hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were established, which represented an increase of 179.7% and 191.1% compared to the values in force since November 2023 for Transener S.A. and Transba S.A., respectively. Furthermore, the tariff update formula to be applied monthly as from May 2024 was determined.

However, by instruction of the Ministry of Economy, on May 9, June 11 and July 2, 2024, the ENRE informed Transener S.A. and Transba S.A. of the suspension of the tariff update planned for the months of May, June and July 2024, and modified the update mechanism with a formula based on the inflation projected for the July-December 2024 semester. These measures were emphatically rejected by both companies due to the great impact on the income necessary to render the service, the uncertainty on the methodology and the lack of definition on the source of the involved indexes, and they requested the ENRE to take all the necessary measures to restore income.

Subsequently, effective as from August 1, September 1, October 1, November 1, December 1, 2024, and January 1 and February 1, 2025, the ENRE determined hourly remuneration values, establishing 6%, 6%, 2.7%, 6%, 5%, 4% and 4% increases over effective values for Transener S.A. and Transba S.A.

Moreover, on April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the tariff review of electric power transmission in 2024”, which set the criteria and methodology for the five-year tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025. In this sense, the information on the capital base, historical costs, property, plant and equipment, status of easements and existing facilities was submitted to the ENRE in due time and form before May 17, 2024, whereas the projected information on costs, investments and required annual remuneration was sent to the ENRE on September 16, 2024.

On August 21, 2024, ENRE Resolution No. 554/24 set the high-voltage and main electricity distribution utility concessionaires’ return rate for the 2025-2029 period at 10.14% after taxes.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On October 3, 2024, ENRE Resolution No. 706/24 launched the procedure for determining the remuneration of independent transmission companies, to be applied as of January 1, 2025, including Transener S.A., as operator of the Fourth Line and the Choele Choel - Pto. Madryn Interconnection, and Transba S.A., for the Transportista Independiente de Buenos Aires (TIBA)’s facilities.

Subsequently, ENRE Resolutions No. 5/25 and No. 7/25 dated January 7, 2025 modified the schedule, contemplating the submission of the required annual remuneration before January 20, 2025 and the entry into effect of the resulting tariff schemes by April 1, 2025.

Besides, on January 10, 2025, ENRE Resolution No. 28/25 modified the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 554/24 to 6.10% after taxes. Transener S.A. and Transba S.A. will file the corresponding appeal for reconsideration since the reasonable profitability requirement mandated by Law No. 24,065 is not complied with. In this sense, and according to the modified tariff review schedule, on January 20, 2025, Transener S.A. and Transba S.A. ratified their required tariffs, considering a 10.14% profitability rate.

Finally, on January 21 and 28, 2025, ENRE Resolutions No. 74/25 and No. 80/25 called for a Public Hearing on the tariff proposals submitted by Transmission Companies and Independent Transmission Companies, to be held on February 25 and 26, 2025, respectively.

2.5 Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated with transactions with stock market assets by companies and the disposal of liquid foreign assets.

All foreign currency demand transactions in the MLC require BCRA’s prior authorization, with certain exceptions, such as: (i) in case of an affidavit stating that all foreign currency holdings in the country are deposited in local financial entities and that there are no liquid foreign assets available for an amount greater than US$ 100,000; (ii) in case of deferred payment of certain imports of goods with customs entry registration; (iii) in case of payment of services rendered by non-residents; (iv) in case of an affidavit stating that, on the date of access to the MLC and in the previous 90 days, certain sale, exchange or securities transfer transactions were not entered into, with the commitment not to enter into such transactions during the 90 days following the request for access to the MLC.

In addition, the BCRA imposes, in certain circumstances, the obligation to enter and settle funds received abroad within 20 business days from collection or receipt.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6 Tax regulations

2.6.1 Income tax

2.6.1.1 Income tax rate

Law No. 27,630, effective in Argentina for fiscal years beginning on or after January 1, 2021, established a tiered rate scheme of 25%, 30% and 35% and, if applicable, a flat tax depending on the level of annual net taxable income.

The income tax rates used at year-end in Argentina, Ecuador, Bolivia, Uruguay and Chile are 35%, 25%, 25%, 25% and 27%, respectively. A 3% surcharge on income tax will be added in Ecuador when the shareholder is an entity incorporated in a jurisdiction considered a tax haven under Ecuadorian law.

In Uruguay, effective January 1, 2023, the Income Tax on Economic Activities (IRAE) includes as Uruguayan-source income certain passive income obtained by entities making up multinational groups and considered non-qualified.

2.6.1.2 Tax on dividends

Law No. 27,430 and modifications introduced by Law No. 27,541 and Law No. 27,630, established a 7% tax on dividends derived from earnings accrued during fiscal years beginning as from January 1, 2018, which be distributed by Argentine companies to individuals, undivided estates or beneficiaries residing abroad.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018, in Argentina, will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

In Bolivia, payments of Bolivian-source income made to foreign beneficiaries are subject to a 12.5% withholding tax on the profits of the foreign beneficiary companies.

In Ecuador, effective January 1, 2020, dividends distributed to foreign shareholders are subject to a 10% withholding tax.

In Chile, dividend payments to non-residents are subject to a 35% withholding tax.

In Uruguay, dividends distributed by IRAE taxpayers are taxed —until the concurrence of the net income taxed by IRAE—, at a general 7% rate, while the amount of a company’s taxable income that remains undistributed after 3 fiscal years is treated as a deemed distribution and is subject to the 7% dividend tax.

2.6.1.3 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the CPI published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed 100% over the 36 months preceding the closing of the fiscal period to be settled.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Law No. 27,541 provided that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth should be charged in that fiscal period and the remaining five sixths, in equal parts, in the five immediately following fiscal periods.

On December 1, 2022, Law No. 27,701 was published in the BO, which established that taxpayers determining a positive inflation adjustment in the first and second fiscal year starting from January 1, 2022 (inclusive) may allocate one-third in that fiscal period and the remaining two-thirds, in equal parts, in the two immediately following fiscal periods. This computation only applies to subjects making investments in the purchase, construction, manufacture, production or final import of property, plant and equipment, except automobiles, during each of the two fiscal periods immediately following that in which the computation of the first third of the period in question exceeds or equals $ 30,000 million.

As of issuance of these Consolidated Financial Statements, this provision has not yet been regulated.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.6.3 Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, “PAIS”) for import and foreign service procurement transactions

PEN Executive Order No. 377/23, dated July 24, 2023, extended the application of the PAIS tax to the acquisition of services abroad and import transactions for certain goods, exempting the following goods associated with the energy sector under SE Resolutions No. 671/23, 714/23, 824/23 and 955/23: (i) liquid fuels, natural gas and electricity;; (ii) goods destined for the construction and commissioning of the Perito Francisco Pascasio Moreno Gas Pipeline, the Northern gas pipeline reversal project and works making up the Gas Pipelines System Program; (iii) goods destined for power generation works with or without foreign financing for the payment of imports; (iv) goods for works and maintenance of renewable energy generation projects, including PEPE II through IV wind farms, PE Arauco and PEPE VI; and (v) maintenance and construction works at thermal and hydroelectric power plants, including the Company’s assets.

For non-exempted goods and services, AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment offsetable against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment had to be paid by the importer when declaring the import’s intended use. The PAIS tax’s remaining 5% balance had to be paid when accessing the MLC to make the payment abroad, with the intervening bank acting as collection and settlement agent.

The application of the PAIS tax on the acquisition of services abroad and non-exempted import operations ceased to be in force as of December 23, 2024.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.4 Export Increase Program

On October 3, 2023, SE Resolution No. 808/23 temporarily included the products sold by the Company, among other exports, under the Export Increase Program created by PEN Executive Order No. 576/22.

Consequently, a certain minimum percentage of the value of exports in foreign currency had to be entered and settled in the MLC, and the remaining percentage could be settled in pesos through the purchase of marketable securities for exports settled during the periods established by the regulations.

Finally, PEN Executive Order No. 28/23 established, as from December 13, 2023, the entry and settlement of at least 80% of the value of foreign currency exports.

2.6.5 Other regimes

Law No. 27,742 created the RIGI, which grants tax, customs and exchange benefits for projects involving investments in long-term assets according to a determined amount per productive sector (from US$ 200 to US$ 600 million) or if the investments qualify as a long-term strategic export project (US$ 2 billion) aiming to encourage major domestic and foreign investments, promote the competitiveness of economic sectors, generate predictability and certainty conditions, increase goods and services exports, advance job creation and further the development of local production chains.

Additionally, Law No. 27,743, “Palliative and Relevant Tax Measures Act”, enacted on July 8, 2024, establishes an Exceptional Tax, Customs and Social Security Obligations Regularization Regime for obligations due as of March 31, 2024, establishing the reduction of compensatory interest depending on the time and form of adhesion, the total remission of fines and the discharge of criminal penalties that may apply to such obligations. It is worth highlighting that, during the third quarter of 2024, the Company paid $ 901 million, including items under discussion with tax authorities, within the framework of the above-mentioned regularization regime.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS´ Accounting Standards issued by IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 5, 2025. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies. Additionally, certain non-significant reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

Pursuant to CNV General Resolution No. 972/23, the early application of IFRS´ Accounting Standards and/or their amendments is not allowed, unless specifically allowed at the time of adoption.

As of December 31, 2024, the Company has not opted for the early application of IFRS´ Accounting Standards and/or its amendments.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of financial statements” (amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company

As of December 31, 2024, the Company has not early applied the following standards and/or amendments:

-  IAS 21 - “Effects of Changes in Foreign Exchange Rates”: amended in August 2023. It incorporates the accounting treatment in case of lack of currency exchangeability, establishing the guidelines for estimating the exchange rate to reflect the rate at which each transaction would take place at the measurement date under the prevailing economic conditions. The amendments apply to fiscal years starting on or after January 1, 2025, allowing for early adoption. The Company estimates that its application will not impact the results of operations or the Company’s financial position; however, it continues to monitor the exchange rate environment.

-  IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact in the financial statements in relation to the application of the standard.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-  IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

-  IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 concerning nature-dependent electricity purchase agreements. In particular, it allows for exemption from registration at fair value for entities that are net buyers of electricity during the contracts; and makes designation as a hedging instrument more flexible for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after Friday, January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

4.3 Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded and presented in U.S. dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates.

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognised within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3.3 Group entities’ translation into functional currency

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of the IAS 29 adjustment mechanism for hyperinflationary economies on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

4.3.4 Presentation of Other comprehensive income within the Company’s equity

The Company classifies and directly accumulates within equity, in the retained earnings line, the results generated by the application of the IAS 29 adjustment mechanism on the opening retained earnings, while the remaining results are presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

4.4 Consolidation and participation in companies

4.4.1 Subsidiaries

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. Thus, identifiable assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date and the non-controlling interest at the proportional interest in the amounts of the identifiable net assets. The excess consideration transferred over the above-mentioned fair value is recognized as goodwill under Intangible Assets and the shortfall as gain on purchase in profit or loss for the period.

If the business combination is completed in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date. Any gain or loss arising from such measurement is recognized in profit or loss.

Intercompany transactions, balances and unrealized gains and losses on transactions between Group entities are eliminated. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity respectively. The Company concluded that there are no significant minority shareholdings that require additional disclosures.

4.4.2 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.3 Associates and joint businesses

Interests in associates and joint ventures are accounted for using the equity method, after initial recognition at cost. Under this method, investments are adjusted for post-acquisition changes to recognize the Group’s share of the profit or loss for the period and other comprehensive income of each investee.

At the time of acquisition, any difference between the cost of the investment and the Company’s share of the net fair value of the identifiable assets and liabilities in an associate or joint business is recorded as follows: (i) goodwill is included in the carrying amount of the investee and is not amortized; and (ii) any excess of the net fair value over cost is recorded as income for the determination of the Company’s share in the investee’s results.

Unrealized gains and losses on transactions between the Group and its associates and joint businesses are eliminated to the extent of the Group’s interest in these entities. Accounting policies of investees have been modified where necessary to ensure consistency with the accounting policies adopted by the Group.

The carrying amount of investments is reviewed for impairment following the policy described in Note 4.8.

4.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the body responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

4.6 Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognised at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Works in progress are valued according to their degree of progress. The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs. Revenues and costs arising from the sale of elements obtained during the start-up process are charged to the profit and loss of the period.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. (see Note 4.8).

Any gain or loss generated by the disposal of an asset is charged or credited to income for the period in which the asset is derecognized.

4.6.1 Oil and gas exploration assets

The Company uses the successful efforts method to account for operations related to oil and gas exploration and production activities. Under this method, the following are capitalized: i) the costs of acquiring properties in oil and gas production and exploration areas; ii) the costs of drilling and equipping exploratory wells that result in the discovery of economically exploitable reserves; iii) the costs of drilling and equipping development wells and; iv) the estimated future costs of abandonment and plugging of wells.

Exploration costs, excluding the costs of exploratory wells, are charged to income during the period in which they are incurred. The exploratory wells’ drilling costs are capitalized until it is determined whether there are proven reserves justifying their commercial development. If no such reserves are found, the drilling costs are charged to income. Occasionally, an exploratory well may determine the existence of reserves, but such reserves may not be classified as proved when drilling is completed, in which case, such costs continue to be capitalized to the extent that the well encounters sufficient reserves to justify its completion as a producing well and the company makes sufficient progress in the economic and operational evaluation of the project’s viability.

4.6.2 Depreciation methods and useful lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	3 - 5 years
Furniture, fittings and communication equipment:	5 years
Computer equipment and software:	3 years
Tools:	10 years
Equipment and machinery:	10 - 30 years

The depreciation method is reviewed and, if appropriate, adjusted at the end of each year.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.6.3 Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognised. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

4.7 Intangible assets

4.7.1 Goodwill

Goodwill is the result of business combinations (See Note 4.4.1) and do not depreciate.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the CGU or group of CGU that are expected to benefit from the synergies of the combination.

4.7.2 Concession arrangements

Corresponding to the Diamante and Nihuiles hydroelectric concessions, they are recorded at cost less amortization and any accumulated impairment losses. Amortization is calculated by the straight-line method according to the useful life, which corresponds to the term of each concession agreement.

4.7.3 Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies that meet the criteria established for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life, they are recognised at acquisition cost less any accumulated impairment.

4.8 Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.9 Leases

In leases where the Company acts as a Lessor (Note 19.1), a right-of-use asset and a lease liability are recognized on the date on which the leased asset is available for use by the Company.

The lease liability at inception corresponds to the value of the unpaid lease payments discounted using the Company’s incremental borrowing rate. The finance cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. The lease liability is included within “Trade and other payables”.

The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability considering advances net of incentives received, initial direct costs and estimated expenditures to dismantle or restore the underlying asset, if applicable. Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the term of the lease.

The Company recognizes short-term lease payments (up to 12 months) and leases in which the underlying asset is a low-value asset (IT equipment and office supplies) as an expense using the straight-line method over the term of the lease.

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership are classified as financial leases (Note 19.2.1). Financial leases are recognized at the beginning of the lease at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Financial income is recognized as a profit over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Leases in which the Company, as a lessor, has retained a significant portion of the risks and rewards of ownership are classified as operating leases. Revenues from associated leases are recognized in income on a straight-line basis over the term of the lease (Note 19.2.2). The respective leased assets are included in the Consolidated Statement of Financial Position in view of their nature.

4.10 Financial instruments

Based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics, the Group classifies its financial assets in the following categories:

(i)	Financial assets that are subsequently measured at fair value through profit or loss: they are initially recognized at fair value, transaction costs incurred are expensed and changes in fair value are recognized in “Financial results” in the statement of comprehensive income; and

(ii)	Financial assets that are subsequently measured at amortized cost: they are initially recognized at fair value plus costs directly attributable to the acquisition of instruments, and are subsequently measured at amortized cost using the effective interest rate method less any impairment loss.

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Conventional purchases and sales of financial assets are recorded on the settlement date.

The Company subsequently measures all investments in equity instruments at fair value through profit or loss. Dividends from these investments are recognized in the income statement.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

Financial assets are derecognized when contractual rights to the cash flows from the assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of asset ownership.

Financial liabilities are initially recognized at fair value less transaction costs incurred and are subsequently measured at amortized cost using the effective interest rate method.

If a debt contract is amended or swapped, the Company records the cancellation of the original liability, and recognizes a new financial liability if the new conditions are substantially different from the original ones. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or assembly of an asset that necessarily requires a substantial or prolonged period to prepare for its intended use are capitalized during that period. The returns from the temporary investment of funds from specific borrowings pending disbursement in eligible assets are deducted from the borrowing costs for capitalization.

Any other borrowing costs are recorded in the income statement for the period in which they are incurred under “Financial results” in the statement of comprehensive income.

Financial liabilities are derecognized in the event of extinction, that is, when the obligation has been paid, canceled or has expired.

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts, and there is an intention to pay on a net basis, or to realize the asset and settle the liability simultaneously.

4.10.1 Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

When applicable, provisions for impairment on tax credits have been recognised based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.10.2 Derivative financial instruments and hedging accounts

Derivative financial instruments are recorded at their fair value, determined on the basis of the cash value to be collected or payable required to settle the instrument at the measurement date, net of advances collected or paid. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company has not formally designated financial instruments as hedging instruments.

4.11 Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals, Oil and Gas and Generation.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method and includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack). The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.12 Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if it is considered highly probable that their amount will be recovered through a sale transaction. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

Non-current assets are not depreciated while they are classified as held for sale but interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.13 Cash and cash equivalents

Corresponds to cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities, and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.14 Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts were restated in terms of the current measurement unit until the functional currency changeover date (January 1, 2019). The adjustment resulting from the restatement of the accounts Share capital and Treasury shares held until December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

Share premium includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control; and
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

In accordance with the LGS, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

The voluntary reserve corresponds to retained earnings as allocated by the Shareholders’ Meeting.

Other reserves correspond to the result of transactions with non-controlling interests that do not result in a loss of control and reserves for stock compensation plans.

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Retained earnings comprise the profit or loss of the year, the prior year’s retained and undistributed earnings, those transferred from other comprehensive income, prior years’ adjustments by application of IFRS’ Accounting Standards and translation differences appropriated to retained earnings in accordance with the policy described in Note 4.3.4

Other comprehensive income includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4 and actuarial gains and losses for defined benefit plans and the related tax effect.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements, which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

4.15 Compensation plans

4.15.1 Compensations payable in cash:

Corresponds to compensation agreements – senior management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap calculated over the Company’s adjusted operating income. Any analogous compensation paid to senior managers is deducted from the compensation amount.

The reasonable value of the received services is measured through a share appreciation estimate using the Monte Carlo simulation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

4.15.2 Compensations payable in shares:

Corresponds to stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares.

The number of shares for each eligible employee is calculated as from a percentage over the total annual remuneration, including the bonus, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16 Defined benefit plans

Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognised in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognised in other comprehensive income (loss) in the period in which they arise and past service costs are recognised immediately in the statement of income (loss).

4.17 Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a present obligation as a result of a past event, an outflow of resources will probably be required to settle it, and a reliable estimate of the amount can be made. They are measured at the present value of the disbursements expected to settle the obligation, taking into account the best information available at the date of preparation of the financial statements, based on assumptions and methods considered appropriate and taking into consideration the opinion of the Company’s legal advisors. Estimates are reviewed and adjusted periodically as additional information is obtained by the Company. The increase in provisions generated by the passage of time is recognized within other financial results.

Contingent liabilities are possible obligations, arising from past events, which existence is subject to the occurrence of uncertain future events not wholly within the control of the Company; or present obligations for which settlement an outflow of resources is not likely to be required or which amount cannot be measured with sufficient reliability. They are not recognized, but information regarding the nature of material contingent liabilities is disclosed in the note.

Contingent liabilities for which the possibility of an eventual outflow of resources for settlement is remote are not disclosed, unless they involve guarantees.

Contingent assets are assets of a possible nature, arising from past events, which existence will be confirmed only by the occurrence or non-occurrence of uncertain future events, which are not entirely within the control of the Company. They are not recognized, but information regarding the nature of material contingent assets is disclosed in the note when the inflow of related economic benefits is deemed probable.

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.18 Revenue from contracts with customers

4.18.1 Oil and gas segment

The Company recognizes revenue from the sale of oil and gas to third parties or other segments when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that may affect the acceptance of the product by the purchaser. Revenues from these sales are recognized based on the price per product specified in each contract, to the extent that it is highly probable that there will be no significant reversal.

Revenues are not adjusted for the effect of financing components as sales are made with an average term of 45 days, in line with market practice.

4.18.2 Generation segment

4.18.2.1 Revenues from the sale of energy to the spot market

The Company recognizes revenues for: i) monthly power capacity availability as the different plants are available to generate, ii) generated energy, operated energy and energy generated during peak hours, when the effective delivery of energy occurs, based on the price applicable according to each plant’s technology. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.2 Revenues from contracts with CAMMESA

The Company recognizes revenues from supply contracts with CAMMESA for: i) monthly power capacity availability, if applicable, as the different plants are available to generate and ii) generated energy when the energy is actually delivered, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.3 Revenues from contracts with the MAT

The Company recognizes revenues from the sale of energy plus and renewable energy upon actual delivery of the energy at the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 30 days, in line with market practice.

4.18.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i)	when the products are dispatched and transported by and in charge of the client, or,
(ii)	when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the, or when the Company has objective evidence that all acceptance criteria have been met.

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 40 days, which is consistent with market practice.

4.18.4 Holding, Transportation and Others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.19 Other Income

4.19.1 GasAr Plan

The Company recognizes price complement revenues under the GasAr Plan, with the actual delivery of the gas and based on the price established in the respective regulation, only to the extent that it is highly probable that no significant reversal will occur and that it is probable that the consideration will be received, that is, to the extent that the procedure defined by the Government is formally complied with.

These revenues fall within the scope of IAS 20 since they involve compensation as a consequence of the maintenance or increase in the committed production volume and are shown under the caption other operating income in the statement of comprehensive income. Furthermore, the associated fiscal costs are disclosed under other operating expenses in the consolidated statement of comprehensive income.

4.19.2 Interest

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

4.20 Income tax

The tax expenses for the year include current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Deferred income tax is recognised, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognised on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541 and No 27,701, are deferred and accounted for in subsequent fiscal periods.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognised amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities are stated at their nominal value.

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1 Corporate reorganization

On March 6, 2024 and April 29, 2024, the Boards of Directors and the Ordinary and Extraordinary General Shareholders’ Meetings of CISA, the Company and GASA approved the reorganization proceeding, under the terms of Section 82 and subsequent sections of the LGS and tax neutrality pursuant to Sections 80 and subsequent sections of the Income Tax Law (as amended 2019), for the spin-off of CISA’s equity and subsequent merger through absorption of a part of its spun-off equity into Pampa and the other part of its spun-off equity into GASA (“Reorganization Proceeding”).

The Reorganization Proceeding, effective January 1, 2024, entailed benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

As of the date of issuance of these Consolidated Financial Statements, the Reorganization Proceeding has been approved by the CNV through Resolution RESFC-2024-22892-APN-DIR#CNV dated October 3, 2024 and is pending registration with the IGJ.

5.2 Acquisition of equity interests

5.2.1 Acquisition of additional stake in OCP and concession termination

The Company, through PEB, had an 34.08% equity stake in OCP, which in turn held the whole capital stock and voting rights of OCP SA, the licensee company of an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels/day.

On January 16, 2024, the Company closed the transaction to acquire, through PEB, shares representing an additional 29.66% stake in OCP under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. for a price of US$ 15 million. The closing of the transaction involved recognizing profits for US$ 5 million under IAS 28 and obtaining joint control in accordance with the shareholders' agreement.

Subsequently, on August 30, 2024, the transaction for the acquisition by the Company, through PEB, of the shares representing the remaining 36.26% stake in OCP was closed under the purchase and sale agreement entered into with PetroOriental OCP Holdings Ltd. for a price of US$ 22.9 million. The Company thus indirectly obtained control with a 100% stake in OCP’s capital stock and votes.

On the acquisition date, the Company determined the preliminary fair values of the assets acquired and liabilities assumed as of August 30, 2024 and recognized US$ 27.4 million profits to reflect the fair value of the 63.74% former equity interest in OCP and US$ 3.8 million profits from the acquisition since the transaction consisted of a business combination carried out in stages under IFRS 3.

The acquisition contributed to the group revenues from sales for US$ 39.4 million and net earnings for US$ 16.1 million for the August 31 - December 31, 2024 period.

If the acquisition had taken place on January 1, 2024, consolidated revenues from sales and income for the fiscal year ended December 31, 2024 would have been US$ 1,987.3 million and US$ 631.7 million, respectively. The pro forma information was calculated based on the Company and OCP’s results.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The Company paid US$ 24 million for the acquisition of the additional interest and added a US$ 71 million balance of cash and cash equivalents, which is disclosed in the Consolidated Statement of Cash Flows under “Payment for acquisitions of companies” and “Cash addition for purchase of subsidiary” within investment activities.

It is worth highlighting that, pursuant to the terms of the concession authorization agreement, OCP has provided an operational guarantee and an environmental guarantee for a total amount of US$ 100 million, including surety bonds made by the Company as shareholder for US$ 84 million, which are disclosed in the line Security deposits under Other receivables in the Consolidated Statement of Financial Position.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01. Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million, and on January 29, 2024, it received US$ 36.6 million on account of the share repurchase.

After successive extensions of the concession term granted to OCPSA by the Ministry of Energy and Mines of Ecuador during 2024 —which extended the term first until July 31, 2024, then until August 19, 2024 and lastly until November 30, 2024—, finally, on October 25, 2024, OCPSA was notified by the Vice Minister of Hydrocarbons of Ecuador of the Authorization Agreement’s termination on November 30, 2024.

Consequently, and pursuant to the authorization agreement, on November 30, 2024, OCP transferred the OCPSA’s shares to the Ecuadorian Government, also transferring all titles, rights and other interests on the oil pipeline, except for cash and cash equivalents for US$ 71 million, which were transferred to OCP prior to the termination date, and a receivable for US$ 4 million to be collected up to January 31, 2025 , which constitute excluded assets under the Authorization Agreement and the agreed procedures. As of the date of issuance of these Consolidated Financial Statements, the aforementioned receivable has not been collected.

During the month of February 2025, OCP received claims from the Ecuadorian Government for alleged compensable damages amounting to approximately US$ 50 million, which, according to the interpretation of OCP and its external legal advisors, are unfounded. In the event OCP and the Ecuadorian Government fail to reach a solution, the Authorization Agreement provides the dispute to be submitted to the jurisdiction and competence of ICSID to be resolved through arbitration. Finally, it should be noted that according to the interpretation of OCP and its advisors, there would be no legal basis for the guarantees to be executed.

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3 Interest in subsidiaries, associates and joint ventures

5.3.1 Subsidiaries information

Unless otherwise indicated, the country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP (2)	Gran Cayman	Investment	100.00%	34.08%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU (3)	Uruguay	Gas transportation	-	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1)	See Note 5.1
(2)	See Note 5.2.1
(3)	Liquidated company.

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.2 Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares, each granting the right to one vote:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity	Direct and indirect participation %
Joint ventures
CIESA (1)	Investment	12.31.2024	1	183	1,104	50.00%
Citelec (2)	Investment	12.31.2024	1	36	316	50.00%
CTB	Generation	12.31.2024	8	(38)	459	50.00%

(1)	The Company holds a 50% interest in CIESA, a company that holds a 51% interest in TGS’s capital stock; therefore, the Company has a 25.50% indirect interest in TGS.

As of December 31, 2024, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 7,020.00 and US$ 29.27, respectively, giving Pampa’s holding an approximate market value of $ 1,422,226 million.

(2)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2024, Transener’s common share price listed at the BCBA was $ 2,750.00, conferring Pampa’s indirect holding an approximate market value of $ 321,916 million.

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP (1)	-	23
TGS	-	14
Total associates	-	37

Joint ventures
CIESA	605	303
Citelec	158	82
CTB	230	250
Total joint ventures	993	635
Total associates and joint ventures	993	672

(1)	See Note 5.2.1.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2024	12.31.2023	12.31.2022
Associates
OCP (1)	-	5	(1)
Refinor	-	-	(12)
TGS	1	3	7
Total associates	1	8	(6)

Joint ventures
CIESA	89	6	43
Citelec	18	2	3
CTB	(21)	(18)	41
Greenwind	-	-	24
OCP (1)	59	-	-
Total joint ventures	145	(10)	111
Total associates and joint ventures	146	(2)	105

(1)	See Note 5.2.1.

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	672	902	770
Dividends	(8)	-	(8)
Increases	39	1	1
Share repurchase	(37)	-	-
Decrease due to sale of equity interests	(38)	(58)	(6)
Decrease due to acquisition of control	(76)	-	(20)
Profit from sale/acquisition of equity interest	16	3	-
Share of profit/loss	146	(2)	116
Impairment	-	-	(11)
Exchange differences on translation	279	(174)	60
At the end of the year	993	672	902

5.3.3 CTB

Impairment of non-financial assets

During the quarter ended June 30, 2024, CTB identified significant changes in the environment in which it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2024.

The recoverability assessment resulted in the recognition of an impairment in CTB with a US$ 71 million impact on the Company’s share of profits from associates and joint ventures.

As of December 31, 2024, CTB has identified no indications that may impact the assumptions taken into consideration in the above-mentioned assessment.

5.3.4 Citelec - Transener

Impairment of non-financial assets

The projections used by Transener in the calculation of the recoverable amount of long-lived non-financial assets considered 3 weighted alternatives associated with: (i) the status of negotiations with the ENRE; (ii) the Right-of-Use and Associated Maintenance contract; (iii) Transener’s Management expectations on the transitional tariff increase to be granted until the conclusion of the new RTI; (iv) Transener’s expectations on the new RTI process timeliness and outcome; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, the book value of Transener’s long-lived non-financial assets does not exceed their recoverable amount.

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.5 CIESA - TGS

Impairment of non-financial assets in TGS

In view of the 675% tariff updates granted by ENERGAS to TGS as from April 2024 with subsequent monthly increases and the FTR completion process (see Note 2.3), TGS re-estimated the cash flows used to determine the recoverable value (value in use) of the CGU related to the natural gas transportation segment.

The projections used in the calculation of the recoverable amount considered 3 weighted alternatives associated with: (i) the status of negotiations with the Argentine Government; (ii) the contractual rights resulting from the license; (iii) expectations on the transitional tariff increase to be granted until the conclusion of the new FTR; (iv) expectations on the result of the new FTR process; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, TGS recorded an impairment reversal charge on property, plant and equipment as a result of the recoverability assessment, with a $ 10,104 million (US$ 9.8 million) impact on the Company’s share of profit from associates and joint ventures.

Issuance and cancellation of CB in TGS

On July 24, 2024 and under the Short- and Medium-Term Corporate Bonds Program for up to US$ 2,000 million approved by the CNV, TGS issued 2031 CB for US$ 490 million maturing on July 24, 2031 and accruing interest at an 8.50% rate, payable semiannually. The 2031 CB’s US$ 483.7 million net proceeds were used to make a purchase and cancellation tender offer for the 2018 CB.

As of the date of issuance of these Consolidated Financial Statements, TGS and its controlled companies are in compliance with the covenants established for their whole financial debt.

TransportAr Producción Nacional Pipelines System Program

SE Resolution No. 67/22 created the “TransportAr National Production” Pipelines System Program to execute the necessary works to expand the gas transportation capacity, including a list of gas pipelines to be executed to promote the development, production growth and supply of natural gas, among other objectives.

Subsequently, ENARSA was granted the transportation concession for the Perito Francisco Pascasio Moreno Gas Pipeline, under the terms of Law No. 17,319, over a 35-year term, as well as the power to call for tenders, contract, plan and execute the construction of the infrastructure works included in the program.

On June 5, 2023, TGS was awarded the operation and maintenance of section I of the gas pipeline, including its two compressor plants, for a 5-year term, extendable for up to 12 additional months.

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In August 2023, transportation operations started at gas pipeline’s Tratayén - Salliqueló section, which crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field. As from August 2024, the transportation capacity of the Perito Francisco Pascasio Moreno Gas Pipeline - Tratayén - Salliqueló section was increased to 21 million m3/day with the commissioning of the second natural gas compression station located in Salliqueló.

On November 4, 2024, TGS’s Board of Directors incorporated Transportadora de Gas del Sur S.A. - Dedicated Branch 1 (“Dedicated Branch”), registered with the IGJ on December 2, 2024, to request accession to the RIGI.

The Dedicated Branch’s purpose will be the execution of a single project consisting of the expansion of the transportation capacity of the gas pipeline in its section I, on the Tratayén - Salliqueló route, consisting of the construction of 3 compressor plants, operation and maintenance of pipelines, facilities and plants, and the transportation and disposal of the natural gas transportation capacity resulting from the expansion project.

On December 2, 2024, PEN Executive Order No. 1,060/24 declared the private initiative presented by TGS of national public interest. The price of the transportation capacity resulting from the expansion and payable to the awardee will result from the open call for tenders. As of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued the call for tenders.

5.4 Operations in oil and gas consortiums

5.4.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

For the computable crude oil and natural gas in Argentina production, according to Law No.17,319, are paid royalties equivalent to 12% of the wellhead price of crude oil and natural gas. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4.2 Oil and gas participation details

As of December 31, 2024, the Company and its associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation		Duration Up To
Name	Location	Direct	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	PAMPA	2053
El Mangrullo	Neuquén	100.00%	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	Tecpetrol	2027
El Tordillo	Chubut	35.67%	Tecpetrol	2027
Aguaragüe	Salta	15.00%	Tecpetrol	2037
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	PAMPA	2040
Rincón de Aranda	Neuquén	100.00%	PAMPA	2058
Veta Escondida	Neuquén	55.00%	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	YPF	2052
Los Blancos (ex Chirete) (2)	Salta	50.00%	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este	Neuquén	85.00%	PAMPA	2025
Las Tacanas Norte	Neuquén	90.00%	PAMPA	2027

(1)	In February 2024, the execution of the environmental remediation plan approved by the Under-secretariat of Environment of the Province of Neuquén was completed, a necessary step to relinquish the block.
(2)	Operator in the process of removal (see Note 15.6).

The assets and liabilities as of December 31, 2024 and 2023 and the production cost for the years ended December 31, 2024, 2023 and 2022 of Joint Operations and Consortiums in which the Company has interests are detailed below:

	12.31.2024	12.31.2023	12.31.2022

Non-current assets	151	112	227
Current assets	13	7	16

Total assets	164	119	243

Non-current Liabilities	52	17	25
Current Liabilities	26	29	53

Total liabilities	78	46	78

Production cost	99	94	85

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

Relinquishment of the Borde del Limay and Los Vértices block to the province

On October 2, 2024, the Borde del Limay and Los Vértices blocks were relinquished to the province.

Assignment of interest in the Gobernador Ayala block

On September 13, 2024, following an offer received from a third party, Pluspetrol S.A. (operator) expressed its decision to exercise its preferential right under the joint operation agreement and acquire the Company’s undivided 22.51% interest in the rights and obligations of the hydrocarbon exploitation concession and the joint operating agreement on the Gobernador Ayala block.

On October 21, 2024, the transaction was closed for a US$ 23 million base price, including an initial payment of US$ 9 million in cash and 4 installments payable semi-annually for the remaining balance. In addition, the Company recognized a profit of US$ 10.8 million to reflect the result of the transaction disclosed under “Other income” in the line “Results for property, plant and equipment sale”.

5.5 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2024, 2023 and 2022:

	12.31.2024	12.31.2023	12.31.2022

At the beginning of the year	32	37	42
Increases	6	2	2
Transferred to development	-	-	(7)
Derecognition of unproductive wells	(20)	(7)	-
At the end of the year	18	32	37

Number of wells at the end of the year	4	4	7

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the CGU. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

If the final tax resolution regarding uncertain tax treatments differs from recognised figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Deferred tax asset is reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

Liabilities related to claims, lawsuits and other legal proceedings arising from the Company’s activities cannot be estimated with certainty. The Company analyzes the status of each contingency and assesses the potential financial exposure, applying the criteria indicated in Note 4.17; to such effect, it prepares estimates mainly with the assistance of legal counsel, based on the information available to Management at the date of preparation of the Consolidated Financial Statements, and taking into account the litigation and resolution/settlement strategies.

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and decommissioning of wind turbines

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ and the decommissioning of wind turbines’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.5 Impairment of financial assets and other credits

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy in the spot market and revenues associated with natural gas production promotion plans, the Company mainly considers CAMMESA’s and federal government’s capacity to meet its payment obligations to generators and producers, including the resolutions issued by the SE, which allow the Company to collect its receivables through different mechanisms.

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognised as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a direct or indirect interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.8).

6.1.8 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

6.1.9 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include: i) the income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) the cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) the market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

6.2 Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

In fiscal year 2024, the U.S. dollar recorded an approximate 27.7% increase against the Argentine peso, from $ 808.45 in December 2023 to $ 1,032 in December 2024, and the Company recorded net foreign exchange loss in the amount of US$ 11 million as of December 31, 2024. Taking into account the net passive financial position in Argentine pesos as of December 31, 2024, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a increase/(decrease) of US$ 10 million in the fiscal year’s income, before income tax.

The Group´s exposure to other foreign currency movements is not material.

6.2.1.1.2 Price risk

The Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

	Increase of the result for the year
Financial assets	12.31.2024	12.31.2023
Shares	6	12
Government securities	69	39
Corporate Bonds	11	8
Mutual funds	1	-
Variation of the result of the year	87	59

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases; to this effect, the Company evaluates: (i) different liquidity sources available in the financial and capital markets, both local and international; (ii) different interest rate, currency and maturity alternatives available to companies in the industry with a risk similar to the Company's; and (iii) availability, access and cost of interest rate hedging agreements.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2024, 2% of the indebtedness was subject to variable interest rates. Furthermore, 54% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at SOFR rate plus an applicable spread.

The Company is not exposed to a significant risk of increases in variable interest rates, since 98% of its financial debt is at a fixed rate and given current market conditions; the Company considers the risk of a significant drop in interest rates to be low, and therefore does not perceive a substantial risk in its fixed rate indebtedness.

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

	12.31.2024	12.31.2023
Fixed interest rate:
Argentine pesos	-	33
U.S. dollar	1,929	1,210
Yuan R.China	-	5
Subtotal loans obtained at a fixed interest rate	1,929	1,248

Floating interest rate:
Argentine pesos	17	30
U.S. dollar	20	41
Subtotal loans obtained at a floating interest rate	37	71

Non interest accrued:
Argentine pesos	-	11
U.S. dollar	113	118
Subtotal loans no interest accrued	113	129
Total borrowings	2,079	1,448

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2024 fiscal year's income, before income tax, of US$ 1 million.

6.2.1.2 Credit risk

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

In the ordinary course of its business, the Company grants credit to a large customer base, mainly different sectors of industry, including petrochemical companies, natural gas distributors and large electricity users, among others. For this purpose and in accordance with its credit policies, it establishes individual credit limits based on internal or external ratings, approved by the Finance Department, and permanently performs credit assessments on its customers’ financial capacity to minimize the potential risk of uncollectibility losses.

As of December 31, 2024, the Company’s trade receivables totaled US$ 288 million and is classified as current. With the exception of CAMMESA, which represents approximately 37% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.

The expected credit loss on trade receivables and financial assets as of December 31, 2024, 2023 and 2022 amounts to US$ 1.5 million, US$ 1 million and US$ 1 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2024	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.01%	0.04%	0.34%	6.25%	19.99%	27.11%	28.79%	37.16%
Generation	0.09%	0.55%	3.70%	8.92%	12.26%	14.78%	16.40%	21.41%
Petrochemicals	0.01%	0.11%	9.50%	17.12%	24.00%	24.24%	24.93%	25.46%
Holding, Transportation and others	0.24%	3.37%	4.49%	12.45%	12.45%	16.67%	16.67%	16.67%

12.31.2023	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.06%	0.30%	2.19%	3.83%	5.06%	10.14%	10.14%	10.21%
Generation	0.32%	1.26%	8.33%	16.63%	20.72%	23.46%	27.00%	28.96%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28.96%
Holding, Transportation and others	0.18%	1.04%	8.44%	9.09%	9.09%	9.09%	9.09%	9.09%

12.31.2022	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.18%	0.48%	13.24%	31.50%	32.01%	32.09%	32.31%	32.38%
Generation	0.08%	0.26%	2.54%	7.11%	14.37%	21.39%	27.22%	33.01%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Holding, Transportation and others	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Allowance of impairment of financial assets and other credits evolution as of December 31, 2024, 2023 and 2022, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.05 million (decrease)/increase in fiscal year’s results, before income tax.

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2024 and 2023 is detailed below:

	12.31.2024	12.31.2023

Current assets	2,380	1,336
Current liabilities	1,302	521

Liquidity ratio	1.83	2.56

The following table includes an analysis of the Company trade receivables, other receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial instruments are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2024	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	330	237	480
Three months to one year	21	16	334
One to two years	66	75	250
Two to five years	-	4	735
More than five years	-	5	977
Non set maturity term	146	-	-
Total	563	337	2,776

As of December 31, 2023	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	261	223	63
Three months to one year	13	15	236
One to two years	10	31	277
Two to five years	6	6	907
More than five years	-	9	306
Non set maturity term	24	-	-
Total	314	284	1,789

(1)	Includes Lease Liabilities (see Note 19).

6.3 Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (current and non-current) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as of December 31, 2024 and 2023 were as follows:

	12.31.2024	12.31.2023
Total borrowings	2,079	1,448
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,588)	(730)
Net debt	491	718
Total capital	3,777	3,122
Leverage ratio	12.99%	23.00%

66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until its divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind from August 12, 2022 to August 16, 2023 and with VAR as from December 16, 2022.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct interest in VMOS and the indirect interest in OCP, holding activities, and other investment activities. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with OCP as from August 30, 2024, and include the crude oil transportation activity until the termination of the concession on November 29, 2024, see Note 5.2.1.

The Company manages its operating segment based on its individual net result in U.S. dollars.

67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	515	669	326	65	-	1,575
Revenue - foreign market	108	3	190	-	-	301
Intersegment revenue	107	-	-	-	(107)	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)
Gross profit	215	305	29	48	-	597

Selling expenses	(58)	(3)	(13)	-	-	(74)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)
Exploration expenses	(21)	-	-	-	-	(21)
Other operating income	87	35	41	12	-	175
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)
Impairment of property, plant and equipment, intangible assets and inventories	(34)	-	-	-	-	(34)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Share of profit from associates and joint ventures	-	(21)	-	167	-	146
Profit from sale of companies´ interest	-	-	-	34	-	34
Operating income	69	204	43	124	-	440

Financial income	2	8	21	1	-	32
Financial costs	(96)	(53)	(3)	(33)	-	(185)
Other financial results	(11)	183	7	32	-	211
Financial results, net	(105)	138	25	-	-	58
Profit (Loss) before income tax	(36)	342	68	124	-	498

Income tax	31	119	4	(33)	-	121
Profit (Loss) of the year	(5)	461	72	91	-	619

Depreciation and amortization	237	100	5	-	-	342

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(5)	461	72	91	-	619
Non-controlling interest	-	-	-	-	-	-

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345
Liabilities	1,583	857	109	518	(17)	3,050

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607

Additional consolidated information as of December 31, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	354	105	6	10	-	475

69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	402	648	359	14	-	1,423
Revenue - foreign market	161	-	148	-	-	309
Intersegment revenue	103	-	-	-	(103)	-
Cost of sales	(412)	(354)	(444)	-	103	(1,107)
Gross profit	254	294	63	14	-	625

Selling expenses	(49)	(2)	(15)	-	-	(66)
Administrative expenses	(74)	(50)	(6)	(55)	-	(185)
Exploration expenses	(7)	-	-	-	-	(7)
Other operating income	86	75	13	3	-	177
Other operating expenses	(32)	(27)	(7)	(22)	-	(88)
(Impairment) Recovery of impairment of property, plant and equipment, intangible assets and inventories	(38)	-	(3)	2	-	(39)
Share of profit from associates and joint ventures	-	(18)	-	16	-	(2)
Profit from sale of companies´ interest	-	-	-	9	-	9
Operating income	140	272	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial costs	(203)	(119)	(3)	(45)	6	(364)
Other financial results	(15)	280	15	278	-	558
Financial results, net	(216)	163	12	240	-	199
Profit before income tax	(76)	435	57	207	-	623

Income tax	29	(225)	(27)	(95)	-	(318)
Profit (Loss) of the year	(47)	210	30	112	-	305

Depreciation and amortization	166	96	5	-	-	267

70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated profit and loss information for the year ended December 31, 2023	in million of US$
Total profit (loss) of the year attributable to:	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Owners of the company
Non-controlling interest	(47)	207	30	112	-	302
	-	3	-	-	-	3

Consolidated financial position information as of December 31, 2023
Assets	1,396	2,684	157	631	(146)	4,722
Liabilities	1,213	729	137	376	(146)	2,309

Net book values of property, plant and equipment	1,138	1,345	27	34	-	2,544

Additional consolidated information as of December 31, 2023
Increases in property, plant and equipment and right-of-use assets	556	259	7	5	-	827

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	370	663	425	20	-	1,478
Revenue - foreign market	159	-	192	-	-	351
Intersegment revenue	117	-	-	-	(117)	-
Cost of sales	(350)	(370)	(536)	-	117	(1,139)
Gross profit	296	293	81	20	-	690

Selling expenses	(45)	(3)	(17)	-	-	(65)
Administrative expenses	(60)	(39)	(5)	(38)	-	(142)
Other operating income	61	25	1	44	-	131
Other operating expenses	(26)	(5)	(6)	(9)	-	(46)
Impairment of property, plant and equipment, intangible assets and inventories	(30)	-	(2)	(6)	-	(38)
Impairment of financial assets´	(2)	-	-	(2)	-	(4)
Share of profit from associates and joint ventures	-	65	-	40	-	105
Operating income	194	336	52	49	-	631

Financial income	2	1	-	9	(7)	5
Financial costs	(107)	(82)	(3)	(36)	7	(221)
Other financial results	(28)	72	6	116	-	166
Financial results, net	(133)	(9)	3	89	-	(50)
Profit before income tax	61	327	55	138	-	581

Income tax	(16)	(73)	(15)	(20)	-	(124)
Profit of the year	45	254	40	118	-	457

Depreciation and amortization	125	82	5	-	-	212

72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Total profit of the year attributable to:
Owners of the company	45	253	40	118	-	456
Non-controlling interest	-	1	-	-	-	1

Consolidated financial position information as of December 31, 2022
Assets	1,234	2,464	177	1,028	(161)	4,742
Liabilities	1,248	979	147	245	(161)	2,458

Net book values of property, plant and equipment	807	1,299	24	34	-	2,164

Additional consolidated information as of December 31, 2022
Increases in property, plant and equipment, intangible assets and right-of-use assets	324	115	7	36	-	482

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2024	12.31.2023	12.31.2022

Gas sales	485	432	383
Oil sales	127	121	136
Other sales	11	10	10
Oil and gas sales subtotal	623	563	529

Energy sales in Spot Market	206	196	210
Energy sales by supply contracts	356	363	346
Fuel supply	102	87	103
Other sales	8	2	4
Generation sales subtotal	672	648	663

Products from catalytic reforming sales	277	217	270
Styrene sales	71	79	96
Synthetic rubber sales	83	78	106
Polystyrene sales	83	131	141
Other sales	2	2	4
Petrochemicals sales subtotal	516	507	617

Technical assistance and administration services sales	25	14	20
Other	40	-	-
Holding, Transportation and others subtotal	65	14	20
Total revenue (1)	1,876	1,732	1,829

(1)	Revenues from CAMMESA represent 33%, 33% and 31% of total revenues for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, and correspond mainly to the Oil & Gas and Generation segments.

74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2024	12.31.2023	12.31.2022
Inventories at the beginning of the year	205	173	155

Plus: Charges of the year
Purchases of inventories, energy and gas	450	411	502
Salaries and social security charges	90	85	79
Employees benefits	19	17	15
Defined benefit plans	8	8	5
Works contracts, fees and compensation for services	128	111	97
Property, plant and equipment depreciation	328	254	202
Intangible assets amortization	4	5	1
Right-of-use assets amortization	2	1	3
Energy transportation	12	9	8
Transportation and freights	21	20	16
Consumption of materials	28	27	30
Penalties	1	2	1
Maintenance	61	47	61
Canons and royalties	97	92	89
Environmental control	6	4	5
Rental and insurance	27	31	31
Surveillance and security	6	5	4
Taxes, rates and contributions	6	7	5
Other	3	3	3
Total charges of the year	1,297	1,139	1,157

Less: Inventories at the end of the year	(223)	(205)	(173)
Total cost of sales	1,279	1,107	1,139

75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	5	5	5
Employees benefits	1	1	1
Fees and compensation for services	3	3	4
Taxes, rates and contributions	15	13	14
Transportation and freights	49	43	40
Other	1	1	1
Total selling expenses	74	66	65

10.2 Administrative expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	64	58	50
Employees benefits	11	10	8
Defined benefit plans	19	18	9
Fees and compensation for services	39	29	30
Compensation agreements	61	37	19
Directors' and Sindycs' fees	6	7	7
Property, plant and equipment depreciation	8	7	6
Maintenance	3	2	2
Transport and per diem	2	2	2
Rental and insurance	3	1	1
Surveillance and security	2	1	1
Taxes, rates and contributions	14	8	6
Communications	1	1	1
Other	6	4	-
Total administrative expenses	239	185	142

10.3 Exploration expenses

	12.31.2024	12.31.2023	12.31.2022
Geological and geophysical expenses	1	-	-
Derecognition of unproductive wells	20	7	-
Total exploration expenses	21	7	-

76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	Note	12.31.2024	12.31.2023	12.31.2022
Other operating income
Insurance recovery		7	1	-
Services provided to third parties		-	1	1
Results for property, plant and equipment sale		11	1	2
Result from intangible assets sale		-	-	2
Recovery of provision for contingencies		30	-	-
Expenses recovery		-	8	-
Commercial interests		50	70	27
Contractual indemnity		-	7	-
GasAr Plan		44	55	56
Compensation for arbitration award		-	-	37
Export Increase Program		19	24	-
Fair value of consortiums' previous interest		-	7	-
Other		14	3	6
Total other operating income		175	177	131

Other operating expenses
Provision for contingencies		(36)	(8)	(4)
Provision for environmental remediation		(3)	(4)	-
Results for property, plant and equipment sale and derecognition		-	(2)	-
Tax on bank transactions		(19)	(18)	(14)
PAIS import tax		(3)	(5)	-
Donations and contributions		(3)	(3)	(2)
Institutional promotion		(2)	(4)	(3)
Costs of concessions agreements completion		(6)	(5)	-
Contractual penalty		-	(7)	-
Readjustment of investment plan		-	-	(9)
Royalties GasAr Plan		(6)	(8)	(8)
Ecuador's transactional agreement		-	(5)	-
Impairment of other receivables		-	(5)	-
Other contractual expenses		-	(6)	-
Other		(10)	(8)	(6)
Total other operating expenses		(88)	(88)	(46)

77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Financial results

	12.31.2024	12.31.2023	12.31.2022
Financial income
Financial interests	9	2	1
Other interests	23	3	4
Total financial income	32	5	5

Financial costs
Financial interests (1)	(145)	(304)	(172)
Commercial interests	(1)	(1)	(1)
Fiscal interests	(28)	(47)	(38)
Other interests	(6)	(4)	(5)
Bank and other financial expenses	(5)	(8)	(5)
Total financial costs	(185)	(364)	(221)

Other financial results
Foreign currency exchange difference, net	(11)	123	80
Changes in the fair value of financial instruments	239	444	110
Result from present value measurement	(7)	(10)	(14)
Result from repurchase and exchange of CB	(10)	1	(8)
Other financial results	-	-	(2)
Total other financial results	211	558	166

Total financial results, net	58	199	(50)

(1)	Net of US$ 8 million, US$ 21 million and US$ 11 million capitalized in property, plant and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.

78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2024	12.31.2023	12.31.2022
Current tax	280	19	99
Deferred tax	(405)	272	46
Difference between previous fiscal year income tax provision and the income tax statement	4	27	(21)
Total income tax - (Profit) Loss	(121)	318	124

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2024	12.31.2023	12.31.2022
Profit before income tax	498	623	581
Current income tax rate	35%	35%	35%
Income tax at the statutory tax rate	174	218	203
Share of profit from companies	(52)	1	(37)
Non-taxable results	(4)	(17)	(3)
Effects of exchange differences and other results associated with the valuation of the currency, net	136	752	275
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(737)	(1,146)	(575)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	18	3	2
Effect for tax inflation adjustment	346	501	253
Non-deductible cost	(2)	9	4
(Recovery of impairment) Impairment of deferred assets	-	(3)	2
Total income tax - (Profit) Loss	(121)	318	124

79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases	Impairment	At the end

Lands	14	-	-	-	-	-	14
Buildings	144	-	-	-	-	-	144
Equipment and machinery	1,960	1	2	353	(11)	(60)	2,245
Wells	1,195	8	-	257	(52)	(95)	1,313
Mining property	198	-	-	-	(3)	-	195
Vehicles	11	1	-	-	(1)	-	11
Furniture and fixtures and software equipment	62	4	1	2	(29)	-	40
Communication equipments	1	-	-	-	-	-	1
Materials, spare parts and tools	44	55	-	(49)	(2)	-	48
Petrochemical industrial complex	32	-	-	8	-	-	40
Civil works	24	-	-	38	-	-	62
Work in progress	420	382	-	(562)	(1)	-	239
Advances to suppliers	64	21	-	(47)	-	-	38
Total at 12.31.2024	4,169	472	3	-	(99)	(155)	4,390
Total at 12.31.2023	3,683	814	-	-	(160)	(168)	4,169

(1)	Includes US$ 8 million and U$S 21 million corresponding to capitalized financial costs in the fiscal year ended December 31, 2024 and 2023.
(2)	See Note 5.2.1.

80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the year (1)	Impairment	At the end	At 12.31.2024	At 12.31.2023

Lands	-	-	-	-	-	14	14
Buildings	(83)	-	(9)	-	(92)	52	61
Equipment and machinery	(748)	9	(146)	43	(842)	1,403	1,212
Wells	(578)	17	(161)	78	(644)	669	617
Mining property	(124)	3	(8)	-	(129)	66	74
Vehicles	(8)	1	(1)	-	(8)	3	3
Furniture and fixtures and software equipment	(57)	27	(5)	-	(35)	5	5
Communication equipments	(1)	-	-	-	(1)	-	-
Materials, spare parts and tools	(3)	-	-	-	(3)	45	41
Petrochemical industrial complex	(22)	-	(4)	-	(26)	14	10
Civil works	(1)	-	(2)	-	(3)	59	23
Work in progress	-	-	-	-	-	239	420
Advances to suppliers	-	-	-	-	-	38	64
Total at 12.31.2024	(1,625)	57	(336)	121	(1,783)	2,607
Total at 12.31.2023	(1,519)	25	(261)	130	(1,625)		2,544

(1)	As of December 31, 2024, the composition of the segments is as follows: Oil and gas US$ 236 million, Generation US$ 95 million; and Petrochemicals US$ 5 million.

81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.8 and 6.1.1.

During the six-month period ended December 31, 2024, the Company has identified impairment indicators in the Rincón del Mangrullo and el Tordillo / la Tapera CGUs in the oil and gas segment in view of its strategy to focus its investments on the development and exploitation of its unconventional oil and gas reserves, and particularly to comply with the drilling, construction and facility adequacy commitments in the Rincón de Aranda block. In light of the aforementioned impairment indicators, the Company determined the recoverable value of those CGUs.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

Oil & Gas segment

As of December 31, 2024 and 2023, the recoverability assessment resulted in the recognition of impairment in the Rincón del Mangrullo and El Tordillo / La Tapera blocks for US$ 34.1 million and US$ 37.7 million, respectively.

Cash flows were prepared based on estimates on the future behavior of certain key assumptions for the determination of the value in use, including the following: (i) reference prices for products; (ii) production projections; (iii) costs evolution; and (iii) a 10.8% and 12.2% after-tax WACC rate for 2024 and 2023, respectively.

Finally, it is important to highlight that as of December 31, 2024 and 2023, the book value of the oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment (1)	At the end

Concession agreements	2	-	-	-	2
Goodwill (2)	35	-	-	-	35
Intangible identified in acquisitions of companies	71	-	-	-	71
Digital assets	-	3	-	-	3
Total at 12.31.2024	108	3	-	-	111
Total at 12.31.2023	145	-	(39)	2	108

	Amortization
Type of good	At the beginning	For the year	Impairment	At the end

Concession agreements	(2)	-	-	(2)
Intangible identified in acquisitions of companies	(10)	(4)	-	(14)
Total at 12.31.2024	(12)	(4)	-	(16)
Total at 12.31.2023	(7)	(5)	-	(12)

	Net book values
Type of good	At 12.31.2024	At 12.31.2023
Goodwill (2)	35	35
Intangible identified in acquisitions of companies	57	61
Digital assets	3	-
Total at 12.31.2024	95
Total at 12.31.2023		96

(1)	Recoverable price based on the market value of digital assets.
(2)	Assigned to oil and gas segment.

83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2023	Profit (Loss)	12.31.2024
Tax loss carryforwards	144	(135)	9
Property, plant and equipment	-	210	210
Trade and other receivables	1	-	1
Provisions	53	(4)	49
Salaries and social security payable	1	-	1
Defined benefit plans	4	6	10
Taxes payables	-	1	1
Trade and other payables	-	1	1
Other	-	1	1
Deferred tax asset	203	80	283
Property, plant and equipment	(222)	192	(30)
Intangible assets	(34)	2	(32)
Investments in companies	(7)	(2)	(9)
Inventories	(45)	9	(36)
Financial assets at fair value through profit and loss	(18)	14	(4)
Trade and other receivables	(10)	4	(6)
Tax inflation adjustment	(163)	105	(58)
Other	(1)	1	-
Deferred tax liability	(500)	325	(175)
Deferred tax (liability) asset	(297)	405	108

84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2022	Profit (Loss)	Increases for incorporation	12.31.2023
Tax loss carryforwards	19	125	-	144
Property, plant and equipment	151	(151)	-	-
Trade and other receivables	4	(3)	-	1
Provisions	59	(6)	-	53
Salaries and social security payable	1	-	-	1
Defined benefit plans	8	(6)	2	4
Other	1	(1)	-	-
Deferred tax asset	243	(42)	2	203
Property, plant and equipment	(79)	(188)	45	(222)
Intangible assets	(35)	1	-	(34)
Investments in companies	(8)	1	-	(7)
Inventories	(19)	(26)	-	(45)
Financial assets at fair value through profit and loss	(15)	(3)	-	(18)
Trade and other receivables	(23)	12	1	(10)
Taxes payables	(2)	2	-	-
Tax inflation adjustment	(138)	(28)	3	(163)
Other	-	(1)	-	(1)
Deferred tax liability	(319)	(230)	49	(500)
Deferred tax (liability) asset	(76)	(272)	51	(297)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2024	12.31.2023
Deferred tax asset	157	-
Deferred tax liability	(49)	(297)
Deferred tax asset (liability)	108	(297)

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2024	12.31.2023
Current
Materials and spare parts	160	129
Advances to suppliers	6	4
In process and finished products	57	72
Total (1)	223	205

(1)	It includes impairment loss as a result of the performed recoverability assessment for US$ 0.04 million and US$ 3 million as of December 31, 2024 and 2023, according with the policy described in Note 4.13.

11.5 Provisions

	12.31.2024	12.31.2023
Non-Current
Contingencies	95	109
Asset retirement obligation and wind turbines decommisioning	25	26
Environmental remediation	17	15
Total Non-Current	137	150

Current
Asset retirement obligation and wind turbines decommisioning	5	3
Environmental remediation	1	2
Other provisions	4	1
Total Current	10	6

86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2024
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	109	29	17
Increases	41	8	2
Decreases	(1)	-	-
Foreign currency exchange difference	(4)	-	-
Decrease due to sale of equity interests in areas	-	(1)	-
Reversal of unused amounts	(50)	(6)	(1)
At the end of the year	95	30	18

	12.31.2023
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	107	27	17
Increases	15	6	3
Decreases	(4)	-	(1)
Foreign currency exchange difference	(9)	-	-
Reversal of unused amounts	-	(4)	(2)
At the end of the year	109	29	17

	12.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	106	21	18
Increases	5	6	-
Increases for incorporation	-	1	-
Decreases	(1)	-	(1)
Foreign currency exchange difference	(2)	-	-
Reversal of unused amounts	(1)	(1)	-
At the end of the year	107	27	17

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.5.1 Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. During the month of March 2021 the province answered the complaint and the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. As of December 31, 2024, the Company maintains recorded provisions, regarding these claims, for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.2 Asset retirement obligations and wind turbines decommissioning

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3 Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious-administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

As of December 31, 2024, the Company has recorded provisions for US$ 73.8 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court (“NTC”) regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. in 2008-2014. The Treasury’s position involves a higher export duty rate. In five files, the NTC ruled in favor of the Company. Three of which were accepted by the Fiscal authority and, consequently, became final. In the remaining two files, the period for the Fiscal authority to appeal is underway.

88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the ICC on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consisted of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration was conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 3, 2024, the ICC Court notified the parties of the Final Award issued on April 2, 2024, resolving to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the payments that the Company receives in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed an appeal for partial annulment against the Final Award.

Additionally, the Company has recorded provisions for civil, commercial, environmental, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2024, amount to US$ 21.7 million.

11.6 Income tax and minimum notional income tax liability

	12.31.2024	12.31.2023
Non-current
Income tax	69	50
Minimum notional income tax	6	5
Total non-current	75	55

Current
Income tax, net of witholdings and advances	257	17
Total current	257	17

11.6.1 Income tax liability

The Company accrued the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision for each of the fiscal years in which the cumulative CPI variation provided by Law No. 27,430 was exceeded, except in those cases when, on being interim fiscal periods, the mentioned legal parameter has not been exceeded for each of the annual periods.

89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.” and “Telefónica”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2024, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed due to the stated reasons. The amount provisioned for the periods not prescribed and/or those without a final and conclusive judgment in favor of the Company, including compensatory interest, amounts to US$ 69 million.

11.6.2 Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the CSJN declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for non-prescribed periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. This liability is disclosed under “Non-Current Income tax and minimum notional income tax provision”. The mentioned liability amounts to US$ 6 million.

11.7 Tax liabilities

	12.31.2024	12.31.2023
Current
Value added tax	3	-
Personal assets tax provision	10	3
Tax withholdings to be deposited	8	3
Royalties	6	6
Other	3	2
Total current	30	14

90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below:

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.

(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in U.S. dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in U.S. government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2024, 2023 and 2022, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2024
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	23	(4)	19
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	32	(6)	26
Items classified in other comprehensive income
Actuarial (gains) losses	(4)	4	-
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(8)	2	(6)
At the end of the year	41	(4)	37

	12.31.2023
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	38	(4)	34
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	29	(4)	25
Items classified in other comprehensive income
Actuarial losses (gains)	7	(2)	5
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(49)	6	(43)
At the end of the year	23	(4)	19

92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2022
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	33	(4)	29
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	15	(2)	13
Items classified in other comprehensive income
Actuarial losses	9	-	9
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(17)	2	(15)
At the end of the year	38	(4)	34

As of December 31, 2024, 2023 and 2022, the breakdown of net liabilities per type of plan is as follows: a) US$ 20 million, US$ 10 million and US$ 17 million correspond to the Pension and Retirement Benefits Plan and b) US$ 17 million, US$ 10 million and US$ 17 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2024
Less than one year	7
One to two years	4
Two to three years	3
Three to four years	3
Four to five years	4
Six to ten years	16

93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2024	12.31.2023	12.31.2022
Real discount rate	5%	5%	5%
Real wage increase rate	1%	1%	1%
Inflation rate	29%	156%	118%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2024
Discount rate: 4%
Obligation	45
Variation	4
10%

Discount rate: 6%
Obligation	38
Variation	(3)
(8%)

Real wage increase rate: 0%
Obligation	40
Variation	(1)
(4%)

Real wage increase rate: 2%
Obligation	43
Variation	2
4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2024	12.31.2023
Current
Salaries and social security contributions	6	3
Provision for vacations	9	5
Provision for gratifications and annual bonus for efficiency	24	11
Total current	39	19

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2024	12.31.2023
Current
Term deposit	80	101
Notes receivable	-	4
Total current	80	105

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value.

12.2 Financial assets at fair value through profit and loss

	12.31.2024	12.31.2023
Non-current
Shares	27	35
Total non-current	27	35

Current
Government securities	692	389
Corporate bonds	110	79
Shares	37	88
Mutual funds	11	3
Total current	850	559

95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.3 Trade and other receivables

	Note	12.31.2024	12.31.2023
Non-Current
Related parties	16	4	11
Advances to suppliers		43	-
Prepaid expenses		5	-
Tax credits		8	1
Receivables for sale of associates		-	1
Receivables for sale of assets		10	-
Contractual indemnity receivable		2	4
Expenses to be recovered		3	-
Other		-	1
Other receivables		75	18
Total non-current		75	18

	Note	12.31.2024	12.31.2023
Current
Receivables		172	105
CAMMESA		107	100
Related parties	16	10	5
Impairment of financial assets		(1)	(1)
Trade receivables, net		288	209

Current
Related parties	16	11	7
Tax credits		8	10
Receivables for complementary activities		9	1
Prepaid expenses		3	5
Guarantee deposits		130	19
Expenses to be recovered		8	6
Insurance to be recovered		1	4
Receivables for sale of associates		-	1
Receivables for sale of assets		6	-
GasAr Plan		7	11
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	-
Advances to employees		-	10
Other		14	11
Other receivables, net		200	87

Total current		488	296

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value. For non-current investments at amortized cost, fair values also do not differ significantly from book values.

96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of financial assets were as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	1	6	9
Impairment	55	1	1
Write off for utilization	(54)	-	(1)
Reversal of unused amounts	-	(1)	-
Foreign currency exchange difference	(1)	(5)	(3)
At the end of the year	1	1	6

12.4 Cash and cash equivalents

	12.31.2024	12.31.2023
Cash	1	-
Banks	73	31
Term deposit	46	-
Mutual funds	618	140
Total	738	171

12.5 Borrowings

	12.31.2024	12.31.2023
Non-Current
Financial borrowings	32	-
Corporate bonds	1,341	1,224
Total non-current	1,373	1,224

Current
Bank overdrafts	-	31
Financial borrowings	122	67
Corporate bonds	584	126
Total current	706	224
Total	2,079	1,448

97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

As of December 31, 2024 and 2023, the fair values of the Company’s CB amount approximately to US$ 1,912 million and US$ 1,350 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings and bank overdrafts approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

12.5.1 Movements in borrowings:

	12.31.2024	12.31.2023	12.31.2022
Borrowings at the beginning of the year	1,448	1,613	1,438
Proceeds from borrowings	1,174	424	308
Payment of borrowings	(236)	(191)	(143)
Accrued interest	145	304	172
Payment of interests	(145)	(280)	(162)
Repurchase and redemption of CB	(313)	(6)	(28)
Result from repurchase and exchange of CB	10	(1)	8
Increases for incorporation	-	-	89
Foreign currency exchange difference	(12)	(356)	(80)
Decrease for sale of subsidiaries	-	(80)	-
Borrowing costs capitalized in property, plant and equipment	8	21	11
Borrowings at the end of the year	2,079	1,448	1,613

98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2024

Corporate bonds (1)(2)
Class 19 CB	PAMPA		$17,131	Variable	Badlar - 1%	Feb-25	17
Class 18 CB	PAMPA	US$	68	Fixed	5.00%	Sep-25	69
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 20 CB	PAMPA	US$	54	Fixed	6.00%	Mar-26	54
Class 9 CB	PAMPA	US$	120	Fixed	9.50%	Dec-26	123
Class 1 CB	PAMPA	US$	353	Fixed	7.50%	Jan-27	363
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 22 CB	PAMPA	US$	84	Fixed	5.75%	Oct-28	85
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	294
Class 21 CB	PAMPA	US$	410	Fixed	7.95%	Sep -31	410
Class 23 CB	PAMPA	US$	360	Fixed	7.88%	Dec-34	358
							1,925
Financial loans (3)
	PAMPA	US$	35	Fixed	3.00%	Mar-25	36
	PAMPA	US$	40	Fixed	4.25%	Apr-25	40
	PAMPA	US$	15	Fixed	5.40%	Mar-26	15
	PAMPA	US$	25	Fixed	3.00%	May-26	26
							117
Other financial loans (4)
	PAMPA	US$	283	Variable	SOFR + 0%	Aug-25	20
	PAMPA	US$	3	Fixed	Between 9.50% and 10.25%	Between Feb-25 and Sep-25	3
	GASA	U$S	14,937	Fixed	3.25%	May-25	14
							37
							2,079

(1)	Net of repurchases for a face value of US$ 76.2 million for Class 9 CB and US$ 7.5 million for Class 3 CB.

(2)	During the current year, on February 5, 2024 and June 27, 2024, the Company redeemed all its Class 17 and Class 15 CB for a total amount of $ 5,980 million and $ 18,264 million, respectively. Additionally, the Company paid at maturity the first redemption of Class 9 CB for a US$ 59 million amount net of repurchases. As of the date of issuance of these Consolidated Financial Statements, US$ 47 million FV of the Class 20 CB and $17,131 million at maturity of Class 19 CB, were canceled.

(3)	During the fiscal year ended December 31, 2024, the Company repaid: (i) short-term bank debt with local financial institutions, net of cancellations, for $ 25,968 million; (ii) the last two principal installments of the FINNVERA Credit Facility for US$ 8 million; and (iii) net import financing for the equivalent of US$ 16 million. In addition, it borrowed US$ 130 million net from local banks. Post-closing, the Company borrowed US$ 31 million net bank debt.

(4)	During the fiscal year ended December 31, 2024, the Company received disbursements in the amount of US$ 223 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2023

Corporate bonds (1)
Class 17 CB	PAMPA		$5,980	Fixed	Badlar + 2%	May-24	9
Class 15 CB	PAMPA		$18,264	Variable	Badlar + 0%	Jul-24	29
Class 18 CB	PAMPA	US$	72	Fixed	5.00%	Sep-25	73
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 9 CB	PAMPA	US$	179	Fixed	9.50%	Dec-26	184
Class 1 CB	PAMPA	US$	597	Fixed	7.50%	Jan-27	611
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,350
Financial loans (2)(3)
	PAMPA	US$	8	Variable	SOFR 6M + 4.21%	Nov-24	8
	PAMPA		$3,000	Variable	Between 80% and 110%	Between Apr-24 and Jun-24	5
							13
Other financial loans (4)
	PAMPA	US$	22	Variable	SOFR + 0.35%	Jul-24	23
	PAMPA	US$	12	Variable	SOFR + 0%	Aug-24	12
	PAMPA	US$	14	Fixed	Between 13% and 16%	Between Jan-24 and Jun-24	14
	PAMPA	CNY	37	Fixed	Between 12% and 12.50%	Between Mar-24 and Nov-24	5
							54
Bank overdrafts (2)
	PAMPA		$23,140	Fixed	Between79.00% and 81.00%	Between Jan-24 and Apr-24	31
							31
							1,448

(1)	Net of repurchases for a face value of US$ 113.7 million for 2026 CB, US$ 153.0 million of 2027 CB, and US$ 7.5 million for 2029 CB.

(2)	During the fiscal year ended December 31, 2023, the Company took out short-term bank loans with local financial institutions, net of cancellations, for $ 16,535 million and import financing for CNY 37 million. Additionally, it took out import financing, net, for US$ 6.2 million.

(3)	Regarding the FINNVERA credit facility and due to the discontinuation of the Libor benchmark interest rate as from July 2023, on September 5, 2023, Pampa and CACIB (Credit Agricole Corporate & Investment Bank) entered into an amendment to the credit facility replacing the Libor rate with the Term SOFR rate for debt services after November 2023. In this same line, the interest rate hedge agreement associated with the credit facility was also amended.

(4)	During the fiscal year ended December 31, 2023, the Company received disbursements in the amount of US$ 2.0 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 Global Program of CB and frequent issuer prospectus

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares. The public offering was authorized by the CNV on December 9, 2021.

Subsequently, at the Board of Directors’ meeting held on August 9, 2023, the amount of the program was reduced to US$ 1,400 million to allocate US$ 600 million to the Company’s frequent issuer regime. Such reduction was approved by the CNV in its Provision No. DI-2023-60-APN-GE#CNV dated November 13, 2023.

The Company is registered as a frequent issuer under No. 14 pursuant to Resolution No. DI-2021-4-APN-GE#CNV dated February 26, 2021 of the CNV’s Issuers Management Office, which was ratified by Resolution No. DI-2024-26-APNGE#CNV dated April 30, 2024 of the CNV’s Issuers Management Office.

12.5.4 Issuance of Class 19, 20 and 22 CB

On February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025.

Later, on March 26, 2024, the Company issued Class 20 CB for US$ 55.2 million accruing interest at a fixed 6% rate and maturing on March 26, 2026, and on May 14, 2024 it reopened for an additional US$ 52.5 million at an issuance price of US$ 1.0079.

Finally, on October 4, 2024, the Company issued Class 22 CB with a US$ 83.98 million FV, which will accrue interest at a fixed 5.75% rate and maturing on October 4, 2028.

12.5.5 Tender Offer and Redemption of Class 1 CB - International issuance of Class 21 and 23 CB

On August 26, 2024, Pampa launched the cash tender offer to purchase at par its Class 1 CB issued on January 24, 2017 and maturing in 2027 for US$ 750 million face value at an annual 7.5% fixed interest rate. The repurchase offer ended on September 5, 2024, reaching approximately 53% of the total, equivalent to US$ 397 million.

The funds for the buyback payment, the interest accrued until the offer settlement date and certain issuance costs came from the successful placement of the Class 21 CB, issued on September 10, 2024 for a face value of US$ 410 million, with an annual 7.95% fixed interest rate, an 8.25% yield and maturing on September 10, 2031.

Subsequently, on December 16, 2024 and under the frequent issuer prospectus, Pampa issued Class 23 CB for a US$ 360 million FV and at a fixed annual interest rate and yield of 7.875% maturing in 2034. Funds were primarily destined for the redemption of all the Class 1 CB for a remaining outstanding amount of US$ 353 million, as announced on December 5, 2024.

101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The redemption took place on January 24, 2025 at a redemption price equivalent to 100% of the outstanding capital amount, plus interest accrued and unpaid as of the redemption date under the terms of Class 1 CB’s trust agreement.

12.6 Trade and other payables

	Note	12.31.2024	12.31.2023
Non-Current
Compensation agreements		71	28
Finance leases liability		11	14
Contractual penalty debt		2	4
Other payables		84	46
Total non-current		84	46

Current
Suppliers		206	186
Customer advances		14	9
Related parties	16	13	15
Trade payables		233	210

Compensation agreements		12	11
Liability for acquisition of companies		-	8
Finance leases liability		4	4
Contractual penalty debt		2	2
Various creditors		2	3
Other payables		20	28
Total current		253	238

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	496	-	496	67	563
Financial assets at amortized cost
Term deposit	80	-	80	-	80
Financial assets at fair value through profit and loss
Government securities	-	692	692	-	692
Corporate bonds	-	110	110	-	110
Shares	-	64	64	-	64
Mutual funds	-	11	11	-	11
Derivative financial instruments	-	1	1	-	1
Cash and cash equivalents	120	618	738	-	738
Total	696	1,496	2,192	67	2,259

Liabilities
Trade and other payables	323	-	323	14	337
Borrowings	2,079	-	2,079	-	2,079
Total	2,402	-	2,402	14	2,416

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	279	7	286	28	314
Financial assets at amortized cost
Term deposit	101	-	101	-	101
Notes receivable	4	-	4	-	4
Financial assets at fair value through profit and loss
Government securities	-	389	389	-	389
Corporate bonds	-	79	79	-	79
Shares	-	123	123	-	123
Mutual funds	-	3	3	-	3
Cash and cash equivalents	31	140	171	-	171
Total	415	741	1,156	28	1,184

Liabilities
Trade and other payables	275	-	275	9	284
Borrowings	1,448	-	1,448	-	1,448
Total	1,723	-	1,723	9	1,732

The categories of financial instruments have been determined according to IFRS 9.

103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	32	-	32	-	32
Interest expenses	(146)	-	(146)	(34)	(180)
Foreign currency exchange difference, net	(23)	(30)	(53)	42	(11)
Changes in the fair value of financial instruments	(11)	250	239	-	239
Result from present value measurement	(2)	-	(2)	(5)	(7)
Other financial results	(15)	-	(15)	-	(15)
Total	(165)	220	55	3	58

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(307)	-	(307)	(49)	(356)
Foreign currency exchange difference, net	(1,035)	(560)	(1,595)	1,718	123
Changes in the fair value of financial instruments	-	444	444	-	444
Result from present value measurement	(1)	-	(1)	(9)	(10)
Other financial results	(7)	-	(7)	-	(7)
Total	(1,345)	(116)	(1,461)	1,660	199

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(175)	-	(175)	(41)	(216)
Foreign currency exchange difference, net	16	(85)	(69)	149	80
Changes in the fair value of financial instruments	-	110	110	-	110
Result from present value measurement	(1)	-	(1)	(13)	(14)
Other financial results	(15)	-	(15)	-	(15)
Total	(170)	25	(145)	95	(50)

104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	692	-	-	692
Corporate bonds	110	-	-	110
Mutual funds	11	-	-	11
Shares	37	-	27	64
Cash and cash equivalents
Mutual funds	618	-	-	618
Derivative financial instruments	-	1	-	1
Total assets	1,468	1	27	1,496

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	389	-	-	389
Corporate bonds	79	-	-	79
Mutual funds	3	-	-	3
Shares	88	-	35	123
Cash and cash equivalents
Mutual funds	140	-	-	140
Other receivables
Guarantee deposits on derivative financial instruments	7	-	-	7
Total assets	706	-	35	741

105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA, considering 18.1% and 16.6% discount rate as of December 31, 2024 and 2023, respectively. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. The Company recognised earnings and losses as a result of changes in the fair value of financial instruments classified as level 3, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2024, the share capital amounts to $ 1,364 million, including approximately $ 4 million treasury shares.

13.1.1 Share repurchase programs

Taking into consideration the market volatility and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share repurchase programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2022, the Company indirectly acquired 0.9 million ADRs for a value of $ 18.2 million, which were fully canceled. In fiscal year 2023, the Company did not acquire any own shares.

During fiscal `year 2024, the Company’s Board of Directors approved a plan for the acquisition of the own shares, which effectiveness was conditional upon the ADR and share prices being below US$ 50 and $ 2,664, respectively.

As of the date of issuance of these Consolidated Financial Statements, the 2024 Repurchase Program is no longer in effect and no treasury shares have been acquired under this plan.

13.1.2 Stock Compensation Plan

As of December, 31 2024, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.15).

13.1.3 Capital reductions

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares which took place during October 2022. This reduction was registered with the Public Registry on September 14, 2022.

On April 26, 2023, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the capital stock through the cancellation of 20.1 million shares, the reduction taking effect in May 2023. This reduction was registered with the Public Registry on June 28, 2023.

107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.2 Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2024, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2024	12.31.2023	12.31.2022
Earning attributable to equity holders of the Company	619	302	456
Weighted average amount of outstanding shares	1,360	1,366	1,381
Basic and diluted earnings per share	0.46	0.22	0.33

13.3 Profit distributions

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2024	12.31.2023	12.31.2022
Income tax	10.6	(121)	318	124
Accrued interest		106	283	185
Depreciations and amortizations	9 and 10.2	342	267	212
Share of profit from associates and joint ventures	5.3.2	(146)	2	(105)
Profit from sale/adquisition of companies´ interest		(34)	(9)	-
Results for property, plant and equipment sale and derecognition	10.4	(11)	1	(2)
Result for intangible assets sale	10.4	-	-	(2)
Impairment of property, plant and equipment, intangible assets and inventories		34	39	38
Impairment of financial assets		56	-	4
Result from present value measurement	10.5	7	10	14
Changes in the fair value of financial instruments		(213)	(392)	(94)
Exchange differences, net		-	(190)	(85)
Result from repurchase and exchange of CB	10.5	10	(1)	8
Readjustment of investment plan	10.4	-	-	9
Costs of concessions agreements completion	10.4	6	5	-
Contractual indemnity	10.4	-	(7)	-
Contractual penalty	10.4	-	7	-
Compensation for arbitration award	10.4	-	-	(37)
Provision for contingecies, net	10.4	6	8	4
Provision for environmental remediation	10.4	3	4	-
Fair value of consortiums' previous interest	10.4	-	(7)	-
Impairment of other receivables	10.4	-	5	-
Ecuador's transactional agreement	10.4	-	5	-
Expenses recovery	10.4	-	(8)	-
Accrual of defined benefit plans	9 and 10.2	27	26	14
Compensation agreements	10.2	61	37	19
Derecognition of unproductive wells	10.3	20	7	-
Other		(1)	(4)	(4)
Adjustments to reconcile net profit to cash flows from operating activities		152	406	302

109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	12.31.2024	12.31.2023	12.31.2022
Increase in trade receivables and other receivables	(411)	(151)	(233)
Increase in inventories	(20)	(35)	(21)
Increase in trade and other payables	75	17	70
Increase in salaries and social security payables	25	20	15
Defined benefit plans payments	(3)	(3)	(3)
Increase in tax liabilities	17	27	41
Decrease in provisions	(19)	(7)	(1)
Income tax payment	-	-	(2)
Payments for derivative financial instruments, net	-	(4)	(6)
Changes in operating assets and liabilities	(336)	(136)	(140)

14.3 Significant non-cash transactions

	12.31.2024	12.31.2023	12.31.2022
Acquisition of property, plant and equipment through an increase in trade payables	(99)	(82)	(75)
Borrowing costs capitalized in property, plant and equipment	(8)	(21)	(11)
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	(53)	-	-
Credit for equity interests in areas sales	14	-	-
Increase of property, plant and equipment through exchange of assets	-	(25)	-
Increase in right-of-use assets through an increase in other liabilities	-	(13)	(1)
Decrease in asset retirement obligation and wind turbines decommision through property, plant and equipment	(5)	(5)	(1)
Acquisition of subsidiary by delivering financial assets at fair value through profit and loss	-	-	(35)
Decrease in associate's equity interest through increase in other receivables	-	-	6
Receivables for acquisition of subsidiary	-	-	7

110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2024, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently pending labor claims:

-	Claims on considering that the index (CPI) used to update the plan benefits is ineffective to keep their “constant value”. In two of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff. On the other hand, the Company received an adverse judgment in a claim, consequently, the Company has filed an appeal before the applicable Chamber.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Commercial Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN, which was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires, this Court requested the Chamber to refer back the proceedings and ordered the hearing of the unconstitutionality appeal the Chamber had dismissed. In view of the Chamber's dismissal, the file was sent to the CSJN, which will settle the dispute over jurisdiction.

15.2 Tax claim

-	Tax on Liquid Fuels and Natural Gas:

The AFIP filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits to evaluate the possibility of reaching an agreement with some co-defendants. Subsequently, the partial agreement reached between the plaintiff and some co-defendants was ratified. On its part, the Company has requested to be severed from the proceeding as it does not currently own any service station. However, it should be noted that some service station owners (which have sued the Company), have submitted agreements entered into with the plaintiff for their ratification under the proceeding. Some of them have already been ratified —and the plaintiff was deemed to have partially waived the action and rights against the owners of these service stations and also against the Company regarding them—, whereas others are in the ratification stage.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). In view of the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee, the plaintiff filed an extraordinary appeal before the Commercial Court of Appeals, which was finally rejected. The Association filed a petition in error against this decision, which is currently under analysis by the CSJN.

112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2024 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5 Administrative claims

-	CTLL (currently Pampa) filed two administrative litigation complaints against the Federal Government for breach of contract, the first one for the January 2016 - March 2016 period, and the second one for the April 2016 - October 2018 period. In these complaints, CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. Currently, both cases are pending judgment.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.
-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. Upon the expiration of the term for MECON to state its position on the RAP, the Company brought a complaint against the Federal Government, which was timely answered. The case is currently open for evidence.

15.6 Civil and Commercial Claims

-	EcuadorTLC (currently Pampa Bloque 18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 and amendments. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina (“HGL”) branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, court costs being payable by the defendant, declaring that HGL had breached the above-mentioned Agreement, without this fact entitling the Company to exercise the reversal option stipulated therein. On August 21, 2024, the ICC notified the parties of the Final Award issued by the Court on August 14, 2024, ruling that: (i) HLG incurred material and serious breach of the obligations taken on as operator; (ii) the lack of compliance described in the preceding item entitled Pampa to remove HLG as operator; and (iii) HLG will pay Pampa 100% of the arbitration costs.

113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	10	4	8	11
Other related parties
SACDE	-	-	3	2
	10	4	11	13

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
CTB	1	-	-	-
TGS	4	11	6	7
Other related parties
SACDE	-	-	-	8
Other	-	-	1	-
	5	11	7	15

114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees and compensation for services (3)			Other operating expenses and income (4)
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Associates and joint ventures
CTB	2	2	2	-	-	-	-	-	-	-	-	-
Refinor	-	-	11	-	-	(11)	-	-	-	-	-	-
TGS	51	42	51	(76)	(53)	(53)	-	-	-	-	-	-
Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(103)	(65)	(203)	-	-	-	-	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
	53	44	64	(179)	(118)	(267)	(1)	(1)	(1)	(2)	(2)	(2)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 76 million, US$ 53 million and US$ 191 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 103 million, US$ 65 million and US$ 76 million, of which US$ 21 million, US$ 15 million and US$ 16 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2024, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations and income from operating leases.

115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

Operations for the year	Finance income (1)			Dividends received			Dividends distribution
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Associates and joint ventures
OCP	-	-	-	9	-	10	-	-	-
TGS	1	2	2	-	-	-	-	-	-
Other related parties
EMESA	-	-	-	-	-	-	-	(1)	-
	1	2	2	9	-	10	-	(1)	-

(1)	Corresponds mainly to financial leases and accrued interest on borrowings granted.

116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3 Key management personnel remuneration

The total remuneration accrued in favor of Directors and Executive Officers during the fiscal years ended December 31, 2024, 2023 and 2022 amounts to US$ 67 million (US$ 6 million for directors’ and syndics’ fees and US$ 61 million for Stock Compensation Plans and Compensation Agreements), US$ 44 million (US$ 7 million for directors’ and syndics’ fees and US$ 37 million for Stock Compensation Plans and Compensation Agreements), and US$ 26 million (US$ 7 million for directors’ and syndics’ fees and US$ 19 million for Stock Compensation Plans and Compensation Agreements), respectively.

NOTE 17: INVESTMENT COMMITMENTS

17.1 Development and evacuation projects in Vaca Muerta

Rincón de Aranda’s development

The Company focuses its investments in the development and exploitation of its unconventional oil and gas reserves in the Rincón de Aranda block in the Vaca Muerta formation. The development plan began in August 2024, with an active well drilling campaign and the construction of facilities and treatment plants. Investments are estimated to exceed US$ 1.5 billion over the next three years aiming to reach a production of 45 kbbl/day by the end of 2027.

Vaca Muerta Sur Project

On December 13, 2024, the Company entered into a shareholders’ agreement in VMOS with YPF S.A., Vista Energy Argentina S.A.U. and Pan American Sur S.A.. On December 18, 2024, Pluspetrol S.A. celebrated its incorporation as a shareholder, consequently the Company's stake in VMOS amounts to 14.0845% as of December 31, 2024.

VMOS will develop the Vaca Muerta Sur project, consisting of the construction, development and operation of an approximate 437km long pipeline from Allen to Punta Colorada, Province of Río Negro, with a capacity of up to 550,000 barrels of crude oil per day (“bpd”), expandable up to 700,000 bpd, a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for transportation, storage, dispatch, shipment and export of crude oil and other liquid products.

An estimated US$ 3,000 million investment is anticipated, to be partially funded with external financing and, to a lesser extent, with capital contributions from shareholders, with the first stage of commercial operation expected to begin during the first half of 2027.

Under said project, VMOS has applied for a transportation authorization and adherence to the RIGI as a “Long Term Strategic Export Project”, considering it essential to evacuate the crude oil production from the Vaca Muerta formation, and allowing for an increase in said formation’s crude oil production and export and opening new markets to Argentine oil, also contributing to the development of the country through foreign currency inflows and employment generation.

117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

Regarding the shareholding in VMOS, the Company signed a firm transportation contract with a transportation, storage and dispatch capacity of 50,000 bpd for the Allen - Punta Colorada pipeline section, which will allow to evacuate the incremental production of the Rincón de Aranda block.

The aforementioned evacuation capacity is complemented by the firm transportation contract, entered into in 2022 with Oldelval, for a 6,302-bpd dispatch capacity for the Allen - Puerto Rosales pipeline section until the termination of Oldelval’s transportation concession in 2037. Additionally, the Company signed a contract with Oiltanking Ebytem to increase the dispatch capacity by 6,302 bpd and the storage capacity by 37,789 barrels exclusively for oil exports.

Lastly, in 2024 the Company signed a firm transportation contract with YPF for the Loma Campana - Allen pipeline section for a transportation capacity of 6,302 bpd in Phase 1 and 56,608 bpd in Phase 2.

FLNG Project

On November 29, 2024, the Company resolved to approve its initial 20% stake in Southern Energy S.A. (“SESA”) , with Pan American Energy S.A. (“PAE”), Wintershall Dea Argentina (“Wintershall”), YPF y Golar FLNG Subholding Company Limited (“Golar”) as partners.

SESA will develop a gas liquefaction project (the “FLNG Project”), which includes the installation of a liquefaction vessel in the Gulf of San Matías, province of Río Negro, and the construction of all ancillary and complementary facilities. The project is expected to start operations by the end of 2027.

SESA applied to adhere to the RIGI as a “Long Term Strategic Export Project”, considering that the project will position Argentina in the world LNG market, favoring the generation of foreign exchange inflows, job creation and local supplier development.

Specifically, the project is strategic to monetize the Company’s natural gas reserves, with the commitment to supply natural gas from fields in the Neuquina Basin, in the Vaca Muerta formation.

17.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2027 for an estimated total amount of US$ 217 million, including commitments associated with the participations detailed in Note 5.4.

118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 18: INCIDENTS AT HINISA

On January 11, 2025, there was a strong storm in San Rafael, Province of Mendoza, with rainfall exceeding historical records causing an extraordinary flooding of the Atuel River, inflicting serious damage along the Atuel Canyon. The affected facilities included the Nihuil II and III plants, which, severely damaged, were forced out of service.

The applicable claims were filed with the insurance companies, initiating the claim settlement process and official communications to the authorities.

As of the issuance of these Consolidated Financial Statements, HINISA is assessing the state of the affected equipment.

NOTE 19: LEASES

19.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2024 and 2023 is disclosed below:

119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.1 Right of use assets

	Original values
Type of good	At the beginning	Increases	Increases by incorporation	Decreases	Transfers	At the end

Machinery and equipment	27	-	-	-	(2)	25
Advances to suppliers	6	-	-	-	(6)	-
Administrative offices	-	-	1	(1)	-	-
Total at 12.31.2024	33	-	-	-	(8)	25
Total at 12.31.2023	20	13	-	-	-	33

	Amortization
Type of good	At the beginning	For the year	At the end

Machinery and equipment	(12)	(2)	(14)
Total at 12.31.2024	(12)	(2)	(14)
Total at 12.31.2023	(11)	(1)	(12)

	Net book values
Type of good	At 12.31.2024	At 12.31.2023

Machinery and equipment	11	15
Advances to suppliers	-	6
Total at 12.31.2024	11
Total at 12.31.2023		21

120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2024	12.31.2023
At the beginning of the year	18	12
Increases	-	7
Result from measurement at present value (1)	2	2
Transfers	(1)	-
Payments	(4)	(3)
At the end of the year	15	18

(1)	Included in Other financial results.

As of December 31, 2024 and 2023, this liability is disclosed under Other current payables in the amounts of US$ 4 million and US$ 4 million and Other non-current payables for US$ 11 million and US$ 14 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	1
Three months to one year	2
One to two years	3
Two to three years	3
Three to four years	2
Four to five years	2
More than five years	14
Total	27

19.1.3 Short-term or low value leases

As of December 31, 2024 and 2023, the Company has recognised administrative costs and expenses in the amounts of US$ 4 million, US$ 6 million and US$ 6 million respectively, on account of lease payments associated with short-term leases.

121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.2 Lessor

19.2.1 Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016 and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2024 and 2023, this receivable is disclosed under Other current receivables in the amounts of US$ 7 and US$ 6 million, respectively and under Other non-current receivables for US$ 4 million and US$ 11 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	2
Three months to one year	5
One to two years	4
Total	11

19.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2024 are detailed below:

12.31.2024
Three months to one year	1
One to two years	1
Total	2

Total income from operating leases for the fiscal year ended December 31, 2024, 2023 and 2022 amounts to US$ 1 million, US$ 1 million and US$ 1 million, respectively.

122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team (“ETAHC”) to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

Through Executive Orders No. 1,021/24 and 1,085/24, the Province of Mendoza established a 12-month transition period for HINISA’s concession as from June 1, 2024, the concession contract’s expiration date, allowing the exploitation of the water resource during such period. It was also determined that the Undersecretary of Energy and Mining would exercise control activities during such period. Moreover, SE Resolution No. 98/24 reduced the concession contract’s transition period to 6 months, extendable for a like period; through SE Resolution No. 383/24, it was extended for a 6-month period. According to the information provided, the new transition period’s termination date will be June 1, 2025.

On October 19, 2024, HIDISA’s concessions —one for the assets and the use of water resources, granted by the Province of Mendoza, and the other for the generation of electric power, granted by the Federal Government— expired. On October 18, 2024, through Executive Order No. 2,096/24, the Province of Mendoza set a 12-month transition period as from the expiration date and established that the Undersecretary of Energy and Mining of the Ministry of Energy and Environment would act as overseer. At the national level, through SCEyM Resolution No. 01/24, the Secretariat of Energy and Mining Coordination established a transition period until June 1, 2025, and appointed the Undersecretary of Electric Energy as overseer.

123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 21: DOCUMENTATION KEEPING

On August 14, 2014, the CNV issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 – C.A.B.A.
-	Amancio Alcorta 2482 - C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 22: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2024.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	4,409	21,001	12,792	15,363	17,201	36,364

Total at 12.31.2024	4,409	21,001	12,792	15,363	17,201	36,364

(1)	In thousands of barrels.
(2)	In millions of cubic meters.

124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of US$ – unless otherwise stated)

NOTE 23: SUBSEQUENT EVENTS

Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- Generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- The presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- The dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

-As from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- Generators remunerated under the spot regime may manage their own fuel supply, with CAMMESA remaining as the supplier of last resort; and

- New values for the cost of non-supplied energy are established as from February 1, 2025, with the following tiers: (i) US$ 350 /MWh until 5%; (ii) US$ 750 /MWh until 10%; and (iii) US$ 1,500 /MWh for more than 10%.

Additionally, the SE sent Note NO-2025-09628437-APN-SE#MEC to CAMMESA, making several considerations on the WEM’s condition and instructing CAMMESA to publish a proposal of guidelines for a progressive WEM adjustment contemplating several changes in its structure and generation remuneration schemes.

CAMMESA published the proposal and will receive comments from the WEM Agents’ Associations over a 30-day period to prepare reports contemplating the measurement of the modifications requested to the SE. Based on these reports, the SE will issue transitory rules for the WEM’s adjustment.

As of the date of issuance of these Consolidated Financial Statements, the Company is evaluating changes based on the SE’s reports published by CAMMESA.

125